EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and among

CHARLES DOUGLAS HOUSE,

and

FIND/SVP, INC.

Dated as of March 14, 2005

i

(cc)	Environmental and Safety Matters.	41
(dd)	Accounts Receivable, Notes Receivable, and Costs in Excess of Billing.	42
(ee)	Investment in the Consideration Shares.	42
(ff)	Disclosure.	42
(gg)	FIRPTA.	42
(hh)	Net Working Capital Ratio.	42
Section 4.2 Representations and Warranties of the Purchaser.		43
(a)	Organization and Standing.	43
(b)	Corporate Power and Authority.	43
(c)	Agreement Does Not Violate Other Instruments.	43
(d)	Litigation.	43
(e)	Approvals.	43
(f)	Brokers and Intermediaries.	44
(g)	SEC Filings.	44
(h)	Investment Intent.	44
(i)	Solvency.	44

ARTICLE V COVENANTS		44

Section 5.1	Affirmative Covenants of the Seller.	44
Section 5.2	Affirmative Covenants of the Seller Relating to Due Diligence. .	45
Section 5.3	Negative Covenants of the Seller.	46
Section 5.4	Affirmative Covenants of the Purchaser.	48
Section 5.5	Preparation of Tax Return.	48
(a)	Tax Returns.	48
(b)	Cooperation on Tax Matters.	48
(c)	Tax Refunds.	49
(d)	Transfer Taxes.	49
(e)	Apportionment of Straddle Periods.	49
Section 5.6	Notification.	49
Section 5.7	Confidentiality.	50
Section 5.8	Covenant Not to Compete.	50
Section 5.9	Further Assurances	53
Section 5.10	Transfer of the Shares.	53
Section 5.11	Subsequent Actions.	53
Section 5.12	Efforts	54
Section 5.13	Release by Seller.	54
Section 5.14	Acquisition Proposals: No Solicitation. .	54
Section 5.15	Termination of Certain Liabilities..	55

ARTICLE VI TERMINATION		55

Section 6.1	Termination by the Purchaser.	55
Section 6.2	Termination by the Seller.	55
Section 6.4	Notice of Termination. .	56
Section 6.5	Waiver..	56

ARTICLE VII INDEMNIFICATION		56

Section 7.1	Survival of the Representations and Warranties.	56
Section 7.2	Effects of Investigation.	56
Section 7.3	Indemnification Generally.	57
(a)	By the Seller.	57
(b)	By the Purchaser.	57
(c)	Indemnity Procedure.	57
(d)	Limitations on Indemnification.	60
(e)	Right to Set-off Against Additional Consideration.	61

ii

iii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this Agreement ), dated as of March 14, 2005, is entered into by and among FIND/SVP, INC., a New York corporation with its principal offices at 625 Avenue of the Americas, New York, New York 10011 (the Purchaser ); and CHARLES DOUGLAS HOUSE, an individual residing at 6621 North 24th Street, Arlington, VA 22205 (the Seller ).

W I T N E S S E T H:

WHEREAS, the Seller is the legal and beneficial owner of all of the issued and outstanding shares of capital stock of SIGNIA PARTNERS, INC., a District of Columbia corporation, with its principal offices at 1655 North Myer Drive, Arlington, VA 22209 (the Company ); and

WHEREAS, the Seller desires to sell, and the Purchaser desires to acquire, all of the shares of the capital stock of the Company, upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and promises herein contained, the Purchaser and the Seller hereby agree as follows:

ARTICLE I
DEFINITIONS

As used herein, the following terms shall have the following meanings unless the context otherwise requires:

Additional Three Year Deferred Consideration Amount means a sum determined in accordance with the formula set forth on Schedule 2.5 hereto.

Adjusted EBITDA means any of One Year Adjusted EBITDA, Two Year Adjusted EBITDA, or Three Year Aggregate Adjusted EBITDA, or any portion thereof within an applicable Deferred Consideration Period, as the context requires.

Affiliate of a Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such Person. The term Affiliate shall include any Person that owns or has control over more than ten percent (10%) of the equity interests in another Person. With respect to Section 5.4 only, Affiliate shall only mean the subsidiaries and related entities of Purchaser set forth in its filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

Agent has the meaning set forth in Section 5.14 hereof.

Acquisition Proposal has the meaning set forth in section 5.14 hereof.

Applicable Law means, with respect to any Person, any international, national, regional, state or local treaty, statute, law, ordinance, rule, administrative action, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity and any requirements imposed by common law or case law, applicable to such Person or any of its properties, assets, officers, directors, employees, consultants or agents (in connection with their activities on behalf of such Person). Applicable Law includes, without limitation, environmental laws, state and local zoning laws and ordinances, land use and building laws, laws respecting the sale of services, laws respecting employment and labor, and laws respecting bidding on contracts.

Assets means all tangible and intangible property owned by the Company and any other assets of the Company designated as assets pursuant to GAAP.

Average Closing Price means the average of the prices of the Purchaser Common Stock quoted on the OTC Bulletin Board on the NASDAQ System for a twenty (20) consecutive trading day period ending on the third trading day prior to the Closing Date.

Balance Sheet has the meaning set forth in Section 4.1(g) hereof.

Bankruptcy Event has the meaning set forth in Section 2.8(b) hereof.

Business means the business of the Company and the Subsidiary as currently conducted, including, but not limited to, competitive intelligence, strategic research and consulting, and business seminars and conferences.

CERCLA has the meaning set forth in Section 4.1(cc) hereof.

Closing means the consummation of the transactions provided for in this Agreement.

Closing Date has the meaning set forth in Section 3.1 hereof.

Closing Date Indebtedness Schedule has the meaning set forth in Section 2.7(a) hereof.

Code means the Internal Revenue Code of 1986, as amended, and any successor statutes thereto.

Common Stock means the authorized common stock, par value $1.00 per share, of the Company.

Company has the meaning set forth on the Preamble of this Agreement.

Company Intellectual Property has the meaning set forth in Section 4.1(q) hereof.

Company Office Lease shall mean the lease by the Company of its principal office space located at 1655 North Fort Myer Drive, Arlington, VA 22209.

Company Pre-closing Payments shall mean the payments set forth on Schedule 5.15 hereof that the Seller shall cause the Company to make on or prior to the Closing.

Company Share of Special Operating Costs has the meaning set forth in Section 2.7(c) hereof.

Compensation-Related Payments shall mean salaries, bonuses, employment taxes, matching contributions under any retirement plan and any costs, charges or expenses pertaining to stock option grants, restricted share grants or incentive payments that affect and are reflected in the Purchaser's statement of income for the applicable period (but excluding any costs, charges or expenses pertaining to the OMG Bonus Program), each as calculated in accordance with GAAP.

Consideration Shares has the meaning set forth in Section 2.2 hereof.

Content shall mean any and all information, pictures, images, graphics, video, text, and any other content or information, in whatever form or on any media.

Date of Determination has the meaning set forth in Section 2.3 hereof.

Deferred Consideration Period means the three year period commencing on the Deferred Consideration Period Commencement Date and ending on the last day of the thirty-sixth month thereafter or any of the three one-year periods commencing on the Deferred Consideration Period Commencement Date, as the context requires.

Deferred Consideration Period Commencement Date shall have the meaning set forth within the definition of One Year Adjusted EBITDA .

Determining Accountants has the meaning set forth in Section 2.6(b) hereof.

Dickerson Employment Agreement has the meaning set forth in Section 3.2(f)(ix).

Employee Benefit Plan means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan, program, arrangement or account.

Employee Pension Benefit Plan has the meaning set forth in Section 3(2) of ERISA.

Employee Welfare Benefit Plan has the meaning set forth in Section 3(1) of ERISA.

Encumbrance shall mean any mortgage, lien, security interest, pledge, proxy, voting trust or agreement, encumbrance, option, restriction on use, voting or transferability, defect of title, charge or claim of any nature whatsoever on any property or property interest.

Environmental Release shall have the meaning set forth in CERCLA.

Environmental and Safety Requirements shall mean all Applicable Law concerning public health and safety, worker health and safety and pollution or protection of the environment (including, without limitation, all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Environmental Release, threatened Environmental Release, control or cleanup of any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or distillates, asbestos, polychlorinated biphenyls, noise or radiation).

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

Estimated Closing Date Indebtedness Schedule has the meaning set forth in Section 2.9(a) hereof.

Event of Default has the meaning set forth in Section 2.8(a) hereof.

Fiduciary has the meaning set forth in Section 3(21) of ERISA.

Financial Statements has the meaning set forth in Section 4.1(g) hereof.

GAAP means U.S. generally accepted accounting principles, applied on a basis consistent with the basis on which the Balance Sheet and Financial Statements referred to in Section 4.1(g) were prepared.

Governmental Entity shall mean any national, international, territorial, state, regional, provincial or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative commission or other agency, or any political or other subdivision, department or branch of any of the foregoing, or any arbitrator or mediator.

Gross Profit shall mean the Company s gross profit as determined by GAAP, giving effect to all direct Compensation-Related Payments and commissions paid on sales appropriately included in direct costs, but not giving effect to any charges for interest expense, depreciation, amortization, income taxes or gross receipts taxes.

Guaranty shall mean, as to any Person, all liabilities or obligations of such Person, with respect to any indebtedness or other obligations of any other person, which have been guaranteed, directly or indirectly, in any manner by such Person, through an agreement, contingent or otherwise, primarily for the purpose of enabling the debtor to make payment of such indebtedness or obligation or to guarantee the payment to the owner of such indebtedness or obligation against loss, or to supply funds to or in any manner invest in the debtor, or otherwise.

Indebtedness of any Person means and includes, without duplication, as of any date as of which the amount thereof is to be determined, (i) all obligations of such Person for borrowed money; (ii) all obligations of such Person representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; (iii) all obligations of such Person evidenced by notes, bonds, debentures, or other similar instruments (other than performance, surety, and appeals bonds arising in the ordinary course of business); (iv) any capital lease obligation of such Person; (v) all reimbursement, payment, or similar obligations, contingent or otherwise, of such Person under acceptance or letters of credit (other than letters of credit in support of trade obligations or incurred in connection with public liability insurance, workers compensation, unemployment insurance, old-age pensions, and other social security benefits other than in respect of employee benefit plans subject to ERISA); (vi) all obligations of such Person, contingent or otherwise, under any Guaranty by such Person of the obligations of another Person of the type referred to in clauses (i) through (v) above; (vi) all obligations referred to in clauses (i) through (v) above secured by any mortgage or security interest in property (including without limitation accounts, contract rights, and general intangibles) owned by such Person and as to which such Person has not assumed or become liable for the payment of such obligations other than to the extent of the property subject to such mortgage or security interest; and (vii) any other indebtedness included on, or that should be included on, a balance sheet of such Person prepared in accordance with GAAP. For the avoidance of doubt, Indebtedness of any Person shall not include any deferred taxes of such Person.

Indebtedness Report has the meaning set forth in Section 2.7(a) hereof.

Insurance Policies has the meaning set forth in Section 4.1(u) hereof.

Intellectual Property shall mean any United States, foreign, international and state patents and patent applications, industrial design registrations, certificates of invention and utility models (collectively, Patents ); trademarks, service marks, and trademark or service mark registrations and applications, trade names, logos, designs, slogans, and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, Trademarks ); Internet domain names; copyrights, copyright registrations, renewals and applications for copyrights, including without limitation for the Content and the Software (each as defined herein) (collectively, Copyrights ); Content; Software, technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models and methodologies, rights of privacy and publicity, including but not limited to, the names, likenesses, voices and biographical information of real persons, and all license agreements and other agreements granting rights relating to any of the foregoing which are classified as intangible assets under GAAP.

Knowledge , whether capitalized or not, means (i) the actual knowledge of such Person after due inquiry or (ii) knowledge that such Person should have reasonably been expected to know in the Ordinary Course of Business, unless otherwise provided for herein to the contrary. A Person (other than an individual) will be deemed to have knowledge of a particular fact or other matter if any of such Person's current Affiliates, officers or directors, has, or at any time had, knowledge of such fact or other matter. In addition, the Seller and the Company shall be deemed to have knowledge of a particular fact or other matter if Douglas House, Brian Methvin or Sherry Dickerson has knowledge of such fact or matter.

Lease and Leases have the meanings set forth in Section 4.1(o) hereof.

Leased Property has the meaning set forth in Section 4.1(o) hereof.

Liability and Liabilities means any liability or obligation (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due).

License Agreements has the meaning set forth in Section 4.1(q) hereof.

Litigation has the meaning set forth in Section 4.1(m) hereof.

Losses has the meaning set forth in Section 6.3(a) hereof.

Material Adverse Effect means any change, event or condition of any character which has had or could have a material adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities, properties or business of the Company or the Purchaser, as applicable.

Material Agreement has the meaning set forth in Section 4.1(r) hereof.

Methvin Employment Agreement has the meaning set forth in Section 3.2(f)(ix) hereof.

Multiemployer Plan has the meaning set forth in Section 3(37)(A) of ERISA.

Net Working Capital Ratio means the ratio of (i) total current assets, less an amount equal to accrued payroll expense, to (ii) total current liabilities, less an amount equal to accrued payroll expense and accrued employee vacation time, each as determined in accordance with GAAP.

Net Working Capital Ratio Threshold has the meaning set forth in Section 3.2(a)(iii) below.

OMG Bonus Program shall mean any OMG bonus incentive plan adopted by the Purchaser from time to time.

One Year Adjusted EBITDA means, for the one year period beginning on February 1, 2005 (the Deferred Consideration Period Commencement Date ) and ending on the last day of the twelfth month thereafter, in accordance with GAAP, Gross Profit of the Company plus the aggregate amount of the Company Pre-closing Payments as set forth on Schedule on Schedule 3.2 (a), less the sum of (i) a fixed overhead charge in the amount of Six Hundred Forty-One Thousand Five Hundred One Dollars ($641,501), (ii) the amount of any Compensation-Related Payments to Company employees not otherwise included in the calculation of Gross Profit, provided that such Compensation-Related Payments have been approved by Seller, which approval shall not be unreasonably withheld, and (iii) the Company Share of Special Operating Costs, if any, for the applicable period as determined in accordance with Section 2.7(c).

One Year Deferred Consideration Amount means a sum determined in accordance with the formula set forth on Schedule 2.3 hereto.

One Year Deferred Consideration Threshold means an amount of One Year Adjusted EBITDA equal to $750,000.

Ordinary Course of Business means the ordinary course of business consistent with past custom and practice.

PBGC means the Pension Benefit Guaranty Company.

Person shall mean any natural person, corporation, limited liability company, partnership, joint venture, trust, business association, unincorporated association, organization, Governmental Entity or other entity or organization.

Prohibited Transaction has the meaning set forth in Section 406 of ERISA and Section 4975 of the Code.

Purchase Price has the meaning set forth in Section 2.2 hereof.

Purchaser has the meaning set forth in the preamble of this Agreement.

Purchaser s Business means (i) subscription-based research and consulting services, (ii) any short-answer or rapid-turnaround research and consulting services, or (iii) any in-depth business research or competitive intelligence services.

Purchaser Common Stock has the meaning set forth in Section 2.2(a) hereof.

Related Party and Related Parties has the meaning set forth in Section 4.1(y) hereof.

Reportable Event has the meaning set forth in Section 4043 of ERISA.

Representatives means, as to any Person, its accountants, attorneys, consultants, officers, directors, employees, agents and other advisers and representatives.

Releasee has the meaning set forth in Section 5.13 hereof.

Right of Set-off has the meaning set forth in Section 6.3(e) hereof.

Securities Act means the Securities Act of 1933, as amended, and the rules and regulations in effect thereunder.

Seller has the meaning set forth in the first preamble of this Agreement.

Seller Claims has the meaning set forth in Section 5.13 hereof.

Seller Employment Agreement has the meaning set forth in Section 3.2(f)(ix) hereof.

Shares means all shares of Common Stock.

Software shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code form, (ii) databases, compilations, and any other electronic data files, including any and all collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts, technical and functional specifications, and other work product used to design, plan, organize, develop, test, troubleshoot and maintain any of the foregoing, (iv) without limitation to the foregoing, the software technology supporting any functionality contained on any of the Company Internet site(s), and (v) all documentation, including technical, end-user, training and troubleshooting manuals and materials, relating to any of the foregoing.

Special Operating Costs has the meaning set forth in Section 2.7(c) hereof.

Subsidiary has the meaning set forth in Section 4.1(f) hereof.

Tax or Taxes means any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, stamp, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other tax, assessment, charge, duty, fee, levy or other governmental charge of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

Three Year Aggregate Adjusted EBITDA means, for the three year period beginning on the Deferred Consideration Period Commencement Date and ending on the last day of the thirty-sixth month thereafter, in accordance with GAAP, Gross Profit of the Company plus the aggregate amount of the Company Pre-closing Payments as set forth on Schedule on Schedule 3.2 (a), less the sum of (i) a fixed overhead charge in the amount of Six Hundred Forty-One Thousand Five Hundred One Dollars ($641,501), (ii) the amount of any Compensation-Related Payments to Company employees not otherwise included in the calculation of Gross Profit, provided that (A) in the case of Compensation-Related Payments to employees employed by the Company prior to the second anniversary of the Deferred Consideration Period Commencement Date, such Compensation-Related Payments are approved by Seller, which approval shall not be unreasonably withheld, and (B) in the case of Compensation-Related Payments to employees employed by the Company on or after the second anniversary of the Deferred Consideration Period Commencement Date, such Compensation-Related Payments are approved solely by Seller, and (iii) the Company Share of Special Operating Costs, if any, for the applicable period as determined in accordance with Section 2.7(c).

Three Year Aggregate Deferred Consideration Threshold means an amount of Three Year Aggregate Adjusted EBITDA equal to $2,550,000.

Three Year Deferred Consideration Amount means a sum determined in accordance with the formula set forth on Schedule 2.5 hereto.

Two Year Adjusted EBITDA means, for the one year period beginning on the one-year anniversary of the Deferred Consideration Period Commencement Date and ending on the last day of the twelfth month thereafter, in accordance with GAAP, Gross Profit of the Company, less the sum of (i) a fixed overhead charge in the amount of Six Hundred Forty-One Thousand Five Hundred One Dollars ($641,501), (ii) the amount of any Compensation-Related Payments to Company employees not otherwise included in the calculation of Gross Profit, provided that such Compensation-Related Payments have been approved by Seller, which approval shall not be unreasonably withheld, and (iii) the Company Share of Special Operating Costs, if any, for the applicable period as determined in accordance with Section 2.7(c).

Two Year Deferred Consideration Amount means a sum determined in accordance with the formula set forth on Schedule 2.4 hereto.

Two Year Deferred Consideration Threshold means an amount of Two Year Adjusted EBITDA equal to $750,000.

ARTICLE II
SALE AND PURCHASE OF SHARES

Section 2.1  Purchase of Shares. Subject to the terms and conditions set forth herein, on the Closing Date, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, all of the Seller s right, title and interest in and to the Shares, which shall collectively constitute one hundred percent (100%) of the issued and outstanding capital stock of the Company. At the Closing, the Seller shall deliver to the Purchaser all of the certificates representing the Shares together with stock powers separate from the certificates duly executed by the Seller in blank and sufficient to convey to the Purchaser good title to all of the Shares free and clear of any and all Encumbrances of any nature whatsoever, other than restrictions arising under applicable securities laws.

Section 2.2  Consideration.

(a)  Subject to the terms and conditions set forth in this Agreement, in addition to any One Year Deferred Consideration Amount, Two Year Deferred Consideration Amount and Three Year Deferred Consideration Amount or other amount that may be payable pursuant to Sections 2.3, 2.4, 2.5 and 2.8 hereof, respectively, the aggregate purchase price for the Shares shall be up to Three Million Four Hundred Thousand ($3,400,000.00) Dollars (the Purchase Price ), payable by the Purchaser to or for the benefit of the Seller, as follows:

(i)
$3,100,000.00, subject to adjustment as set forth in Section 2.9 below, shall be payable in cash by wire transfer of immediately available funds at the Closing (the Cash Consideration ) to the Seller; and

(ii)	$300,000.00 of duly authorized and non-assessable shares (the Consideration Shares ) of the Purchaser s common stock, par value $.0001 per share (the Purchaser Common Stock ) issued to the Seller.

For purposes of determining the number of shares of Purchaser Common Stock which shall constitute the Consideration Shares payable at Closing to the Seller, the value of Purchaser Common Stock shall be determined based upon the Average Closing Price. If, on or prior to the Closing Date, Purchaser should split or combine the Purchaser Common Stock, or pay a stock dividend or other stock distribution in Purchaser Common Stock, or otherwise change the Purchaser Common Stock into any other securities, or make any other dividend or distribution on the Purchaser Common Stock (other than normal quarterly dividends, as the same may be adjusted from time to time and in the ordinary course), then the number of Consideration Shares issuable on the Closing Date will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change.

Section 2.3  One Year Deferred Consideration.  If the One Year Adjusted EBITDA equals or exceeds the One Year Deferred Consideration Threshold, the Purchaser shall pay, or shall arrange for the Company to pay to the Seller in cash by wire transfer of immediately available funds the One Year Deferred Consideration Amount indicated on Schedule 2.3 hereto within ten (10) days after the determination of the One Year Adjusted EBITDA. The date of determination ( Date of Determination ) of the One Year Adjusted EBITDA, Two Year Adjusted EBITDA or Three Year Aggregate Adjusted EBITDA, as the case may be, shall be the earlier to occur of (i) the date on which the Purchaser receives notice from the Seller that the Seller does not dispute the Purchaser s determination of the One Year Adjusted EBITDA, Two Year Adjusted EBITDA or Three Year Aggregate Adjusted EBITDA, as the case may be, as provided in Section 2.6(a) below, (ii) the date the parties resolve among themselves any such dispute regarding such determination, or (iii) the date of the written notice of the Determining Accountants as set forth in Section 2.6(b) below.

Section 2.4  Two Year Deferred Consideration. If the Two Year Adjusted EBITDA equals or exceeds the Two Year Deferred Consideration Threshold, the Purchaser shall pay, or shall arrange for the Company to pay to the Seller in cash by wire transfer of immediately available funds the Two Year Deferred Consideration Amount indicated on Schedule 2.4 hereto within ten (10) days after the determination of the Two Year Adjusted EBITDA.

Section 2.5  Three Year Deferred Consideration. If the Three Year Aggregate Adjusted EBITDA equals or exceeds the Three Year Aggregate Deferred Consideration Threshold, the Purchaser shall pay, or shall arrange for the Company to pay to the Seller in cash by wire transfer of immediately available funds the Three Year Deferred Consideration Amount indicated on Schedule 2.5 hereto within ten (10) days after the determination of the Three Year Aggregate Adjusted EBITDA.

Section 2.6  Determination of Calculations.

(a)  The One Year Adjusted EBITDA, the One Year Deferred Consideration Amount, and whether the One Year Deferred Consideration Threshold has been met shall be determined by the Chief Financial Officer of the Purchaser no later than sixty (60) days following the end of the period and notice thereof shall be delivered to the Seller within five (5) days of such determination. The Two Year Adjusted EBITDA, the Two Year Deferred Consideration Amount, and whether the Two Year Deferred Consideration Threshold has been met shall be determined by the Chief Financial Officer of the Purchaser no later than sixty (60) days following the end of the period and notice thereof shall be delivered to the Seller within five (5) days of such determination. The Three Year Adjusted EBITDA, the Three Year Deferred Consideration Amount, and whether the Three Year Deferred Consideration Threshold has been met shall be determined by the Chief Financial Officer of the Purchaser no later than sixty (60) days following the end of the period and notice thereof shall be delivered to the Seller within five (5) days of such determination. The notices required to be provided by the Chief Financial Officer as set forth herein shall be in writing and shall include copies of the financial statements used in making the computations.

(b)  The Seller and his accountant shall be afforded access to and shall be entitled to review and make extracts from the work papers, files and books of account in connection with the determination of the One Year Adjusted EBITDA, the Two Year Adjusted EBITDA, the Three Year Adjusted EBITDA, the One Year Deferred Consideration Amount, the Two Year Deferred Consideration Amount, the Three Year Deferred Consideration Amount and whether the One Year Deferred Consideration Threshold, the Two Year Deferred Consideration Threshold or the Three Year Deferred Consideration Threshold have been met. These determinations shall become final and binding upon the parties unless, within thirty (30) days following delivery to the Seller, notice is given by the Seller to the Purchaser of the Seller s dispute, setting forth in reasonable detail the Seller s basis for such objection. If the Seller has delivered notice of such a dispute to Purchaser within such thirty (30) day period, then Purchaser shall pay such amount of the One Year Deferred Consideration Amount, the Two Year Deferred Consideration Amount, or the Three Year Deferred Consideration Amount, as applicable, that is not subject to any dispute and the parties shall work together in good faith to resolve the dispute. If the parties are unable to reach agreement within thirty (30) days after notice of dispute has been received by the Purchaser, then all such disputes shall be referred together as promptly as practicable for resolution to a mutually acceptable independent accounting firm of national reputation that has not represented any of the parties hereto within the preceding two (2) years (the Determining Accountants ). The Determining Accountants will make a determination as to each item in dispute, which determination will be (i) in writing, (ii) furnished to the Purchaser and the Seller as promptly as practicable after the items in dispute have been referred to the

Determining Accountants, (iii) made in accordance with this Agreement, and (iv) final and binding upon each party hereto. Each of the Purchaser and the Seller shall use reasonable efforts to cause the Determining Accountants to render their decision as soon as reasonably practicable, including without limitation by promptly complying with all reasonable requests by the Determining Accountants for information, books, records and similar items. In rendering its decision, the Determining Accountant shall, in its sole discretion, apportion its fees and expenses in connection with the dispute, based on its views as to the relative merits of the positions of each party in the dispute; provided, however, that the Seller shall advance half, and the Purchaser shall advance the other half, of any retainer fee or deposit required by the Determining Accountant in advance of a final resolution, subject to reapportionment by the Determining Accountant of its fees and expenses as aforesaid. All determinations of the Determining Accountant's apportionment of fees and expenses as between the Seller and the Purchaser shall be final and binding on the parties hereto, and neither the Seller nor the Purchaser shall have the right to appeal such determination.

Section 2.7  Post-closing Operations.

(a)  After the Closing, the Purchaser agrees to operate and manage the Business consistent with reasonable business practices and further agrees and undertakes to the Seller that the Purchaser will use its commercially reasonable efforts to promote, support and continue the operations of the Business and will act in good faith with regard to the achievement of the maximization of One Year Adjusted EBITDA, Two Year Adjusted EBITDA or Three Year Aggregate Adjusted EBITDA, as applicable. Notwithstanding the foregoing, the Purchaser shall be entitled to do any act (or refrain therefrom) in the conduct of the business of the Business if it acts in good faith, consistent with reasonable business practices and reasonably considers such action (or determination not to act) to be in the best interests of the Business and not for the purpose of adversely affecting the calculation of One Year Adjusted EBITDA, Two Year Adjusted EBITDA or Three Year Aggregate Adjusted EBITDA, as applicable. Notwithstanding anything contained in this Agreement to the contrary, following the earlier to occur of (i) the end of the three-year Deferred Consideration Period, (ii) an Event of Default, or (iii) a Bankruptcy Event, all covenants of the Purchaser and consent and approval rights of the Seller under this Agreement with respect to the operations of the Business of the Company, including, without limitation, decisions regarding Compensation-Related Payments, shall terminate.

(b)  The Purchaser and the Seller agree that separate books and records will be kept for the Company and its Subsidiary during the Deferred Consideration Period.

(c)  The Purchaser and the Seller acknowledge that following the Closing and during the Deferred Consideration Period, the Company may incur unforeseen fees, costs and expenses (including attorney s fees and damage awards or settlement payments, but excluding consequential damages) relating to litigation or threatened litigation involving the Company (a Claim ), which fees, costs and expenses would not otherwise be indemnifiable pursuant to the indemnification provisions of Section 6.3(a) of this Agreement and would adversely affect the Company s operating results during the Deferred Consideration Period ( Special Operating Costs ). Each party agrees to notify the other party as soon as reasonably practicable following such party s knowledge of a Claim that has given or could give rise to Special Operating Costs. The Purchaser shall have the sole right to determine (which determination shall be made within a reasonable period of time following the Purchaser understanding the facts and circumstances of such Claim) whether any Claim giving rise to Special Operating Costs shall be managed solely by the Seller, as President of the Company, or by the Purchaser. If such Claim is managed solely by the Seller, as President of the Company, then the Company Share of Special Operating Costs of such Claim shall equal 100% of the Special Operating Costs arising out of such Claim. If such Claim is managed by the Purchaser, then the Company Share of Special Operating Costs arising out of such Claim shall equal 50% of the Special Operating Costs. For purposes of this paragraph (c), a Claim will be considered to be managed solely by the Seller if the Seller has exclusive control and decision making authority with respect to all aspects of the Claim, including settlement negotiations, subject to the terms of the next sentence. In any event, the Seller, as President of the Company, shall not settle any such Claim without prior notice to and consultation with the Purchaser, and no settlement of a Claim involving any equitable relief that might have an adverse effect on the Purchaser may be agreed to without the written consent of the Purchaser (which consent shall not be unreasonably withheld).

Section 2.8  Payment of Deferred Consideration Upon Certain Events of Default. (a) If one or more Events of Default, as defined in this Section 2.8(a), shall occur, then Purchaser shall pay, or shall arrange for the Company to pay, in lieu of any further payments to be made pursuant to Sections 2.3, 2.4 or 2.5 hereof, but subject to the last sentence of this Section 2.8(a):

(i)
if such Event of Default occurs during the eleven month period beginning on the Closing Date and ending on the last day of the eleventh month thereafter, (A) $280,000 less the Deferred Consideration Deduction Amount, if any, on the date that the One Year Deferred Consideration Amount would have otherwise been due, (B) $280,000 on the date that the Two Year Deferred Consideration Amount would have otherwise been due, and (C) $840,000 on the date that the Three Year Deferred Consideration Amount would have otherwise been due;

(ii)
if such Event of Default occurs during the one year period beginning on the one-year anniversary of the Deferred Consideration Period Commencement Date and ending on the last day of the twelfth month thereafter, (A) $280,000, less the Deferred Consideration Deduction Amount, if any, on the date that the Two Year Deferred Consideration Amount would have otherwise been due, and (C) $840,000 on the date that the Three Year Deferred Consideration Amount would have otherwise been due; or

(iii)
if such Event of Default occurs during the one year period beginning on the two-year anniversary of the Deferred Consideration Period Commencement Date and ending on the last day of the twelfth month thereafter, $840,000, less the Deferred Consideration Deduction amount, if any, on the date that the Three Year Deferred Consideration Amount would have otherwise been due;

in each case, paid in cash by wire transfer of immediately available funds to the Seller. An Event of Default for purposes of this Section 2.8 shall have occurred upon the termination of either the Seller Employment Agreement or, unless the Seller agrees to such termination, the Methvin Employment Agreement, in each case, by the Company without Cause (as defined in such agreements forms of which are attached hereto as Exhibit 3.2(a)(vii)) or, solely with respect to the Seller, by such employee for Good Reason . For purposes of this Agreement, Good Reason shall mean: (a) Good Reason under Section 6(b)(i) of the Seller s Employment Agreement only with respect to material, uncured breaches of Section 5 of the Seller s Employment Agreement; and (b) Good Reason under Section 6(b)(iii) of the Seller s Employment Agreement.

If an Event of Default occurs during the second six months of any applicable twelve month Deferred Consideration Period there shall be a Deferred Consideration Deduction Amount based on the shortfall, if any, between the Company s annualized Adjusted EBITDA to date and the Adjusted EBITDA targets set forth on Schedules 2.3, 2.4 and 2.5. The Deferred Consideration Deduction Amount for any Deferred Consideration Period shall equal: (i) the maximum amount of the One Year Deferred Consideration Amount, Two Year Deferred Consideration Amount or Three Year Aggregate Consideration Amount, as applicable, less (ii) the amount of One Year Deferred Consideration Amount, Two Year Deferred Consideration Amount or Three Year Deferred Consideration Amount, as applicable, that would have been paid assuming that the One Year Adjusted EBITDA, Two Year Adjusted EBITDA or Three Year Aggregate Adjusted EBITDA, as applicable, equals (A) the Adjusted EBITDA earned from the beginning of the applicable Deferred Consideration Period until the date of the Event of Default, multiplied by (B) a fraction, (x) the numerator of which is twelve and (y) the denominator of which is the number of months into the applicable Deferred Consideration Period that the Event of Default occurred, multiplied by (C) 110%. In the case of Three Year Aggregate Adjusted EBITDA, the pro rata calculation described in the preceding sentence will only be performed for the Adjusted EBITDA for the third and final one-year Deferred Consideration Period, which number will be added to the actual One Year Adjusted EBITDA and Two Year Adjusted EBITDA for purposes of determining the Three Year Aggregate Adjusted EBITDA to be used in the calculation of the Deferred Consideration Deduction Amount for such period. Any objection made by the Seller to the calculation of the Deferred Consideration Deduction Amount shall be resolved by the parties in the same manner prescribed by Section 2.6(b) hereof. The following examples are meant to be illustrative and not comprehensive:

Example 1: The Seller s employment with the Company is terminated during the seventh month of the first Deferred Consideration Period and such termination constitutes an Event of Default. The Company s One Year Adjusted EBITDA through the date of termination is $350,000. The Deferred Consideration Deduction Amount for such Deferred Consideration Period would equal $280,000: $280,000 (the maximum amount payable for such period), less $0 (the amount of One Year Deferred Consideration Amount that would have been paid if One Year Adjusted EBITDA equaled: $350,000 x 12/7 x 110% = $660,000).

Example 2: The Seller s employment with the Company is terminated during the eighth month of the second Deferred Consideration Period and such termination constitutes an Event of Default. The Company s Two Year Adjusted EBITDA through the date of termination is $500,000. The Deferred Consideration Deduction Amount for such Deferred Consideration Period would equal $70,000: $280,000 (the maximum amount payable for such period), less $210,000 (the amount of Two Year Deferred Consideration Amount that would have been paid if Two Year Adjusted EBITDA equaled: $500,000 x 12/8 x 110% = $825,000).

Example 3: The Seller s employment with the Company is terminated during the eighth month of the third and final Deferred Consideration Period and such termination constitutes an Event of Default. The One Year Deferred Consideration Amount was $140,000 on the basis of One Year Adjusted EBITDA of $800,000. The Two Year Deferred Consideration Amount was $280,000 on the basis of Two Year Adjusted EBITDA of $1,000,000. The Company s Three Year Aggregate Adjusted EBITDA through the date of termination is $2,200,000, $400,000 of which came in the third Deferred Consideration Period. The Deferred Consideration Deduction Amount for such Deferred Consideration Period would equal $840,000: $840,000 (the maximum amount payable for such period in connection with an Event of Default), less $0 (the amount of Three Year Deferred Consideration Amount that would have been paid in connection with an Event of Default if Adjusted EBITDA for the full third Deferred Consideration Period equaled: $400,000 x 12/8 x 110% = $660,000, which, when added to the actual One Year Adjusted EBITDA and Two Year Adjusted EBITDA, gives a Three Year Aggregate Adjusted EBITDA of $2,460,000).

Example 4: Same as Example 3, except Adjusted EBITDA was $600,000 in the third Deferred Consideration Period through the date of termination. The Deferred Consideration Deduction Amount for such Deferred Consideration Period would equal $0: $840,000 (the maximum amount payable for such period in connection with an Event of Default), less $840,000 (the amount of Three Year Deferred Consideration Amount that would have been paid in connection with an Event of Default if Adjusted EBITDA for the full third Deferred Consideration Period equaled: $600,000 x 12/8 x 110% = $990,000, which, when added to the actual One Year Adjusted EBITDA and Two Year Adjusted EBITDA, gives a Three Year Aggregate Adjusted EBITDA of $2,790,000).

If an Event of Default occurs during the first six months of any applicable twelve month Deferred Consideration Period there shall be no Deferred Consideration Deduction Amount. In addition, if the Company s Adjusted EBITDA for the twelve month Deferred Consideration Period in which an Event of Default occurs would have entitled the Seller to the payment of One Year Deferred Consideration Amount, Two Year Deferred Consideration Amount or Three Year Aggregate Deferred Consideration Amount, as the case may be, in excess of the amount payable for such Deferred Consideration Period pursuant to this Section 2.8(a), such excess amount shall be paid promptly to the Seller.

                                (b)      If one or more Bankruptcy Events, as defined in this Section 2.8(b), shall occur, then Purchaser immediately thereupon shall pay, or shall arrange for the Company to pay, in lieu of any further payments to be made pursuant to Sections 2.3, 2.4, 2.5 or 2.8(a) hereof,:

(i)	if such Bankruptcy Event occurs during the eleven month period beginning on the Closing Date and ending on the last day of the eleventh month thereafter, $1,400,000;

(ii)
if such Bankruptcy Event occurs during the one year period beginning on the one-year anniversary of the Deferred Consideration Period Commencement Date and ending on the last day of the twelfth month thereafter, $1,120,000; or

(iii)
if such Event of Default occurs during the one year period beginning on the two-year anniversary of the Deferred Consideration Period Commencement Date and ending on the last day of the twelfth month thereafter, $840,000;

in each case, to the Seller in cash by wire transfer of immediately available funds. A Bankruptcy Event for purpose of this Section 2.8(b) shall mean any bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is instituted by or against the Purchaser and if instituted against the Purchaser, is not dismissed within sixty (60) days.

Section 2.9  Closing Date Indebtedness Schedule and Purchase Price Adjustment.

(a)  Closing Date Indebtedness Schedule. On the date hereof, the Seller shall have caused the Company to prepare and provide to the Purchaser a copy of the Company s unaudited, estimated Schedule of Indebtedness as of the Closing Date (the Estimated Closing Date Indebtedness Schedule ). Within 60 calendar days following the Closing Date, the Purchaser or its accountants has the right to review the Company s financial books and records in order to, among other things, verify the accuracy of the Estimated Closing Date Indebtedness Schedule. After the conclusion of the review, the Purchaser shall deliver a written report to the Seller (the Indebtedness Report ), which shall include the Company's Schedule of Indebtedness as of the Closing Date, as determined by the Purchaser or its accountants (the Closing Date Indebtedness Schedule ). The Seller may object to all or any part of the Indebtedness Report by written notice to the Purchaser within 14 calendar days after its receipt by the Seller; and the Seller s failure to send such objection notice within such period shall be deemed conclusive acceptance of the Indebtedness Report by the Seller, whereupon the Indebtedness Report and its contents shall become final and binding on the parties for purposes of this Agreement. Any timely objection made by the Seller to the Indebtedness Report shall be resolved by the parties in the same manner prescribed by Section 2.6(b) hereof.

(b)  Purchase Price Adjustment Based on Closing Date Indebtedness.

(i)  Estimated Closing Date Indebtedness. The Estimated Closing Date Indebtedness Schedule shall include entries for the total estimated Indebtedness of the Company as of the Closing Date. The amount of Cash Consideration payable at Closing shall be adjusted as follows:

(A)  if the Company s estimated outstanding Indebtedness as of the Closing Date, as reflected on the Estimated Closing Date Indebtedness Schedule, exceeds $300,000, the Cash Consideration shall be reduced by the amount of such difference; and

(B)  if the Company s estimated outstanding Indebtedness as of the Closing Date, as reflected on the Estimated Closing Date Indebtedness Schedule, is less than $300,000, the Cash Consideration shall be increased by the amount of such difference.

(ii)  Closing Date Indebtedness. The Closing Date Indebtedness Schedule shall include entries for the total Indebtedness of the Company as of the Closing Date. As part of the Indebtedness Report, the Purchaser or its accountants shall verify the difference between the actual Indebtedness as of the Closing Date and $300,000 and recalculate the amount of any adjustment to be made to Cash Consideration pursuant to Section 2.9(b)(i).

(A)  To the extent that the actual Cash Consideration owing to the Seller is greater than the estimated Cash Consideration paid to the Seller at the Closing, then the Purchaser shall pay, or shall arrange for the Company to pay, such difference to the Seller in cash by wire transfer of immediately available funds within ten (10) days of the determination of the actual Cash Consideration amount.

(B)  To the extent that the actual Cash Consideration owing to the Seller is less than the estimated Cash Consideration paid to the Seller at the Closing, then at the Purchaser s sole option either the Seller shall pay such difference to the Purchaser in cash by wire transfer of immediately available funds within ten (10) days of the determination of the actual Cash Consideration amount or the Seller may exercise the same Right of Set-off prescribed by Section 6.3(e) hereof with respect to such difference in Cash Consideration owed to the Purchaser.

Section 2.10  Legending of Consideration Shares. Each certificate for Purchaser Common Stock to be issued to the Seller pursuant to this Agreement shall bear substantially the following legend:

NO TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS IN EFFECT THEREUNDER (THE ACT ) AND ALL APPLICABLE STATE SECURITIES LAWS OR (B) IF SUCH TRANSFER IS EXEMPT FROM THE PROVISIONS OF THE ACT.

ARTICLE III
CLOSING

Section 3.1  Time and Place of Closing. Provided that each condition precedent to close set forth in this Article has been satisfied or waived by the party entitled to waive such condition, the Closing shall take place at the offices of Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York, 10019, on April 4, 2005 at 10:00 A.M., New York time, or on such other date and time upon which the parties may agree (the Closing Date ). All proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.

Section 3.2   Conditions Precedent to Purchaser s Obligation to Close. The obligation of the Purchaser to purchase the Shares and to perform its other obligations under this Agreement at the Closing shall be subject to the satisfaction of each and every of the following conditions precedent (or waiver thereof by the Purchaser) on or prior to the Closing Date:

(a) Representations and Warranties. Each of the representations and warranties of the Seller contained in Section 4.1 of this Agreement or in any certificate or other document delivered pursuant to this Agreement or in connection with the transactions contemplated hereby, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, were true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date, and except as otherwise contemplated or permitted by this Agreement), and the Purchaser shall have received a certificate from the Seller, dated the Closing Date, to that effect.

(b) Compliance with Obligations. The Seller shall have performed and complied, and shall have caused the Company to perform and comply, in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date and the Purchaser shall have received a certificate from the Seller, dated the Closing Date, to that effect.

(c) No Material Adverse Change. Except as may be set forth herein, since the date hereof there shall have been no change, occurrence or circumstance having or reasonably likely to have, individually or in the aggregate, a Material Adverse Effect and the Purchaser shall have received a certificate from the Seller, dated the Closing Date, to such effect.
(d) Consents. The Company shall have obtained, on or prior to the Closing Date, the consent of all Persons, the consent of which is required, so that the consummation of the transactions contemplated by this Agreement will not constitute a default or accelerate any liability under any agreement to which the Company is a party or by which the Company is bound.

(e) No Injunctions. etc. The Closing shall not have been enjoined or prohibited by any judicial or regulatory proceeding, nor shall any action, proceeding, suit, litigation or investigation be pending or threatened before any Governmental Entity (i) that seeks to enjoin or prohibit, or to obtain damages in connection with the Closing or (ii) that purports to affect the legality, validity or enforceability of this Agreement and the other documents, instruments and agreements to be entered into by the Seller pursuant hereto.
(f) Receipt of Documents, etc. The Purchaser shall have received the following, in form and substance reasonably satisfactory to the Purchaser:

(i)	certificates representing the Shares, which certificates shall be in good delivery form, duly endorsed or accompanied by appropriate stock transfer powers duly executed;

(ii)
copies of the Articles of Incorporation (as recently certified by their respective jurisdictions of formation) and Bylaws of the Company, certified by the Secretary of the Company as of the Closing Date as being true and correct copies thereof as in effect on the Closing Date;

(iii)
a certificate from the Seller certifying as of the Closing Date (A) the amount of the Company s total Indebtedness and (B) that the Company has a Net Working Capital Ratio of at least 2.35:1.00 (the Net Working Capital Ratio Threshold );

(iv)	evidence reasonably acceptable to the Purchaser that all of the Company Pre-closing Payments listed on Schedule 5.15 have been made by the Company on or prior to the Closing;

(v)
evidence reasonably acceptable to the Purchaser that all options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights, equity appreciation, phantom stock or similar rights or other agreements or commitments with respect to the capital stock of the Company or the Subsidiary listed on Schedule 4.1(c) have been terminated;

(vi)	all corporate minute books, stock certificate books and other corporate records of each of the Company and the Subsidiary;

(vii)
a certificate of the Secretary of State of the District of Columbia, dated as of a date within thirty (30) days prior to the Closing Date, certifying that the Company is in good standing under the laws of the District of Columbia, and a bringdown good standing confirmation dated as of the Closing Date;

(viii)
a certificate of the Secretary of State of District of Columbia, dated as of a date within thirty (30) days prior to the Closing Date, certifying that the Subsidiary is in good standing under the laws of District of Columbia, and a bringdown good standing confirmation dated as of the Closing Date;

(ix)
duly executed Employment Agreements, dated the Closing Date, substantially in the respective forms attached hereto as Exhibit 3.2(f)(ix), by and between the Company and each of The Seller (the Seller Employment Agreement ), Brian Methvin (the Methvin Employment Agreement ) and Sherry Dickerson (the "Dickerson Employment Agreement");

(x)	the consent of the landlord to the assignment of the Company Office Lease;

(xi)
the written consent of all Persons whose consent is required so that the consummation of the transactions contemplated by this Agreement will not constitute a default or accelerate any liability under any agreement to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary is bound; and

(xii)	evidence reasonably satisfactory to the Purchaser that the Employment Agreement between the Company and Brian Methvin, dated October 31, 2003 has been terminated.

Section 3.3  Conditions Precedent to Seller s Obligation to Close. The obligations of the Seller to sell the Shares and to perform his other obligations under this Agreement at the Closing shall be subject to the satisfaction of the following conditions precedent (or waiver thereof by the Seller) on or prior to the Closing Date:

(a) Representations and Warranties. Each of the representations and warranties of the Purchaser contained in Section 4.2 of this Agreement or in any certificate or other document delivered pursuant to this Agreement or in connection with the transactions contemplated hereby, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, were true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date, and except as otherwise contemplated or permitted by this Agreement), and the Seller shall have received a certificate from the Purchaser, dated the Closing Date, to that effect.

(b) Compliance with Obligations. The Purchaser shall have performed or complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date and the Seller shall have received a certificate from the Purchaser, dated the Closing Date, to that effect.

(c) No Material Adverse Change. Except as may be set forth herein, since date hereof there shall have been no change, occurrence or circumstance having or reasonably likely to have, individually or in the aggregate, a Material Adverse Effect and the Seller shall have received a certificate from the Purchaser, dated the Closing Date, to such effect.

(d) No Injunctions. etc. The Closing shall not have been enjoined or prohibited by any judicial or regulatory proceeding, nor shall any action, proceeding, suit, litigation or investigation involving the Company be pending before any court, arbitration, tribunal, governmental or regulatory agency or legislative body (i) that seeks to enjoin or prohibit, or to obtain substantial damages in connection with, the Closing, or (ii) that purports to affect the legality, validity or enforceability of this Agreement and the other documents, instruments and agreements to be entered into by the Purchaser pursuant hereto.

(e) Receipt of Documents, etc. The Seller shall have received the following, in form and substance reasonably satisfactory to the Seller:

(i)	the Initial Cash Consideration;

(ii)	the Closing Consideration Shares;

(iii)	certified copies of resolutions of the Board of Directors of the Purchaser approving the transactions set forth in this Agreement;

(iv)
a Certificate of the Secretary of State of the State of New York, as of a date within thirty (30) days prior to the Closing Date, certifying that Purchaser is in good standing under the laws of the State of New York; and

(v)
the duly executed Seller Employment Agreement, Methvin Employment Agreement and Dickerson Employment Agreement, each dated the Closing Date, substantially in the respective forms attached hereto as Exhibit 3.2(f)(ix).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Section 4.1  Representations and Warranties of the Seller.  The Seller represents and warrants to the Purchaser that each of the following statements is true, accurate and complete:

(a)  Organization. Except as set forth on Schedule 4.1(a), each of the Company and the Subsidiary is a corporation duly organized, validly existing, and in good standing under the laws of the state in which it was incorporated, has the full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals required to carry on the Business in the places and as it is now being conducted and to own, lease and sublease the properties and assets with respect to the Business which it now owns, leases or subleases and is qualified to do business as a foreign corporation in each of the jurisdictions listed under its name in Schedule 4.1(a) attached hereto, which constitute all of the jurisdictions where the nature or character of the property owned, leased or operated by it or the nature of the business transacted by it makes such qualification necessary, except where the failure to be so qualified or be in good standing would not be reasonably likely to have a Material Adverse Effect.

(b)  Articles of Incorporation, Bylaws and Corporate Records. The Seller has heretofore furnished to the Purchaser complete and correct copies of the Articles of Incorporation, Bylaws, stock ledgers and all minutes books of the Board of Directors and its committees and the stockholders of each of the Company and the Subsidiary. All material actions taken by each of the Company and the Subsidiary since its organization and incorporation have been duly authorized and/or subsequently ratified by the stockholder or Board of Directors, as necessary, of the Company or the Subsidiary, as the case may be, and are set forth in the minute books of the Company or the Subsidiary, as the case may be. Such minute books contain complete and accurate records of all meetings and other corporate actions of the board of directors, committees of the board of directors, incorporators and stockholders of the Company and the Subsidiary since the date of their respective incorporations. All such meetings were duly called and held, and a quorum was present and acting throughout each such meeting. Such stock ledgers and stock transfer records reflect all issuances and registrations of transfer of all shares of capital stock of the Company and the Subsidiary, as the case may be, and certificates representing all canceled shares of capital stock have been returned to the stock ledger, except where a lost certificate affidavit has been received from the registered owner (or their lawful representative) of the shares evidenced thereby. Execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Seller does not and will not violate any provision of the Articles of Incorporation and Bylaws of the Company.

(c)  Capitalization of the Company. The entire authorized capital stock of the Company consists of 1,000 shares of Common Stock of which 250 shares are issued to the Seller and remain outstanding. All of the issued and outstanding Common Stock have been duly authorized, are validly issued, fully paid and non-assessable and are held of record by the Seller, and, except as set forth on Schedule 4.1(c) attached hereto, are free and clear of any liens, charges, Encumbrances or in violation of any statutory or common law preemptive rights. Except as set forth on Schedule 4.1(c) attached hereto, there are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which the Company or the Seller is a party or which are binding upon the Company or the Seller providing for the issuance, transfer, disposition or acquisition of any of its capital stock. Except as set forth on Schedule 4.1(c) attached hereto, there is no outstanding or authorized equity appreciation, phantom stock or similar rights with respect to the Company. There are no dividends which have accrued or been declared but are unpaid on the outstanding capital stock of the Company. All Taxes required to be paid in connection with the issuance and any transfers of the outstanding capital stock of the Company have been paid. All permits or authorizations required to be obtained from or registrations required to be effected with any Person in connection with any and all issuances of securities of the Company since the date of its incorporation have been obtained or effected, and all securities of the Company have been issued and are held in accordance with the provisions of all Applicable Law. There are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital stock of the Company, which would not otherwise be terminated at or before the Closing. Upon consummation of the Closing, the Company will not have any securities convertible into or exchangeable for any shares of its capital stock which have been created prior to the Closing, nor will it have outstanding any rights, options, agreements or arrangements to subscribe for or to purchase its capital stock or any securities convertible into or exchangeable for its capital stock, which has been created prior to the Closing.

(d)  Capitalization of the Subsidiary. The entire authorized capital stock of the Subsidiary consists of 1,000 shares of Common Stock of which 1,000 shares are issued to the Company and remain outstanding. All of the issued and outstanding capital stock of the Subsidiary has been duly authorized, is validly issued, fully paid and non-assessable and at the Closing will be held of record by the Company, and are free and clear of any liens, charges or other Encumbrances. There are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which the Subsidiary or the Company is a party or which are binding upon the Subsidiary or the Company providing for the issuance, transfer, disposition or acquisition of any of the Subsidiary s capital stock. There is no outstanding or authorized equity appreciation, phantom stock or similar rights with respect to the Subsidiary. There are no dividends which have accrued or been declared but are unpaid on the outstanding capital stock of the Subsidiary. All Taxes required to be paid in connection with the issuance and any transfers of the outstanding capital stock of the Subsidiary have been paid. All permits or authorizations required to be obtained from or registrations required to be effected with any Person in connection with any and all issuances of securities of the Subsidiary since its date of incorporation have been obtained or effected, and all securities of the Subsidiary have been issued and are held in accordance with the provisions of all Applicable Law. There are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital stock of the Subsidiary, which would not otherwise be terminated at or before the Closing. Upon consummation of the Closing, the Subsidiary will not have any securities convertible into or exchangeable for any shares of its capital stock which have been created prior to the Closing, nor will it have outstanding any rights, options, agreements or arrangements to subscribe for or to purchase its capital stock or any securities convertible into or exchangeable for its capital stock, which has been created prior to the Closing.

(e)  Authority.  The Seller is a natural Person and is competent and has all requisite power and authority to execute and deliver this Agreement and the other documents, instruments and agreements to be entered into by him pursuant hereto, to perform hereunder and thereunder, and to consummate the transactions identified in this Agreement without the necessity of any act or consent of any other Person or entity whomsoever. This Agreement and each and every agreement, document and instrument to be executed, delivered and performed by the Seller in connection herewith, constitute or will, when executed and delivered, constitute the legal, valid and binding obligation of the Seller, enforceable against him in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws from time to time in effect affecting the enforcement of creditors rights generally, and except as enforcement of remedies may be limited by general equitable principles.

(f)  Subsidiaries.  Schedule 4.1(f) sets forth the jurisdiction of incorporation and authorized and outstanding capital of Washington Researchers (the Subsidiary ) and the jurisdictions in which the Subsidiary is qualified to do business. All the outstanding capital stock of the Subsidiary is owned directly or indirectly by the Company free and clear of all Encumbrances and all material claims or charges of any kind, and is validly issued, fully paid and nonassessable. Except for the Subsidiary, the Company does not control directly or indirectly or have any direct or indirect equity participation in any Company, partnership, trust, joint venture, limited liability company or other business association.

(g)  Financial Statements.  The Seller has delivered to the Seller true and complete copies of the Company s (i) audited consolidated balance sheets and related audited consolidated statements of income, stockholder s equity and comprehensive income, and cash flows at and for the fiscal years ended June 30, 2003 and 2004, including the notes thereto and (ii) the unaudited but reviewed consolidated balance sheet and related unaudited consolidated statement of income, stockholder s equity and comprehensive income, and cash flows at and for the six months ended December 31, 2004, including the notes thereto (collectively, the Financial Statements ). The Company s unaudited but reviewed consolidated balance sheet at December 31, 2004 is referred to herein as the Balance Sheet. The Financial Statements (a) have been prepared from, are in accordance with, and accurately reflect the books and records of the Company and the Subsidiary, in accordance with GAAP consistently applied throughout the periods covered thereby, and (b) are true and correct and fairly present in all material respects the financial position of the Company and the Subsidiary on a consolidated basis as of the respective dates thereof and the results of operations, changes in stockholders equity and comprehensive income (in the case of the year-end Financial Statements), and cash flows for the periods covered thereby.

(h)  Absence of Undisclosed Liabilities. Except a set forth on Schedule 4.1(h), there are no Liabilities of the Company or the Subsidiary other than those that (i) are disclosed or reserved against on the Balance Sheet or the notes thereto; or (ii) have been incurred in the Ordinary Course of Business since the date of the Balance Sheet. To the Seller s Knowledge, the reserves reflected in the Financial Statements are adequate, appropriate and reasonable, and have been calculated in a consistent manner.

(i)  Taxes. Except as set forth on Schedule 4.1(i), each of the Company and the Subsidiary has duly filed or caused to be filed all Tax reports and returns that it was required to file. Except as set forth on Schedule 4.1(i), all such reports and returns were prepared and filed in accordance with Applicable Law and, to the Knowledge of the Seller, are correct and complete in all material respects and neither the Company nor the Subsidiary has reported on its income tax returns any positions taken therein that could give rise to a substantial understatement of federal or other income tax. No claim has ever been made by an authority in a jurisdiction where the Company or the Subsidiary does not file Tax returns that the Company or the Subsidiary or the case may be is or may be subject to taxation by that jurisdiction. Except as set forth on Schedule 4.1(i), all Taxes owed by the Company and the Subsidiary as set forth on any filed return have been fully paid or fully reserved against in the Financial Statements. The Company and the Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. Except as set forth on Schedule 4.1(i), there is no action, suit, proceeding, investigation, audit dispute or claim concerning any Tax Liability of the Company or the Subsidiary either (i) claimed or raised by any authority in writing or (ii) as to which the Seller has any actual knowledge, and, to the knowledge of the Seller, there exists no reasonable basis for the making of any such actions, suits, proceedings, investigations, audit disputes or claims. Except as set forth on Schedule 4.1(i), there is no liability for federal, state, local or foreign income, sales, use, employment, excise, property, franchise, ad valorem, license, employment or other Taxes, assessments, fees, charges or additions to Tax arising out of, or attributable to, or affecting the Assets or the conduct of the Business, for which the Company will have any Liability for payment or otherwise in excess of the amounts so paid by the Company which would be reflected as a liability of the Company in its financial statements if prepared as of the Closing Date in accordance with GAAP. Neither the Company nor the Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Neither the Seller, with respect to the Company, nor the Company, with respect to itself or the Subsidiary, has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of other tax law, domestic or foreign, by reason of a change in accounting method initiated by it or any other relevant party nor has it any knowledge that any taxing authority has proposed any such adjustment or change in accounting method. Neither the Company nor the Subsidiary has any application pending with any taxing authority requesting permission for any changes in accounting methods.

(j)  Tangible Property.

(iii)  Assets. Schedule 4.1(j) hereto sets forth all plant, machinery, equipment, furniture, leasehold improvements, fixtures, vehicles, structures, any related capitalized items and other tangible property used in the Business ( Tangible Property ).

(iv)  Title to Assets. Except as disclosed in Schedule 4.1(j) attached hereto, the Company has good and valid title to, or a valid leasehold interest in, all Tangible Property, in each case free and clear of any Encumbrances.

(v)  Enforceability of Personal Property Leases. Each of the leases for personal property included in the Assets is in full force and effect and constitutes a legal, valid and binding obligation of the Company and each other party thereto, enforceable in accordance with its terms, and there is not existing under any of such leases any default of the Company or any event or condition which, with notice or lapse of time, or both, would constitute a default.

(vi)  Operating Condition. All of the tangible material Assets are in operating condition and sufficient state of repair to operate the Business as presently conducted by the Company, and is inspected, maintained and operated in conformity with all Applicable Law.

(vii)  Sufficiency. Other than as set forth on Schedule 4.1(j), there are no assets owned by any third party which are used in the operation of the Business, as presently conducted by the Company.

(k)  No Conflict. Except as set forth on Schedule 4.1(k), the execution and delivery of this Agreement and the other documents, instruments and agreements to be entered into pursuant hereto by the Seller do not, and the consummation of the transactions contemplated hereby and thereby will not: (i) violate or conflict with the Articles of Incorporation or Bylaws (or other organizational documents) of the Company or the Subsidiary; (ii) violate or conflict with any Applicable Law binding upon the Company or the Subsidiary, except as would not be reasonably likely to have a Material Adverse Effect; (iii) violate or conflict with, result in a breach of, constitute a default or otherwise cause any loss of benefit under any material agreement or other obligation to which the Company or the Subsidiary is a party (including, without limitation, the Contracts set forth on Schedule attached hereto) or by which either of them or any of their Assets are bound, except, in each case, for such violations, conflicts, breaches, defaults or losses as would not have a Material Adverse Effect; or (iv) result in the creation of an Encumbrance pursuant to, or give rise to any penalty, acceleration of remedies, right of termination or otherwise cause any alteration of any rights or obligations of any party under any material contract or agreement to which either the Company or the Subsidiary is a party or by which either of them or any of their assets are bound. Except as set forth on Schedule 4.1(k), no consent, authorization, waiver by or filing with any governmental agency, administrative body or other third party is required in connection with the execution or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for such consents, authorizations, waivers or filings, as to which the failure to obtain would not be reasonably likely to have a Material Adverse Effect.

(l)  Absence of Changes. Except as disclosed in Schedule 4.1(1) attached hereto, since December 31, 2004, the Company and the Subsidiary has conducted the Business only in the Ordinary Course of Business and:

(i)  neither the Company nor the Subsidiary has made any distribution of cash or other Assets other than distributions made in the Ordinary Course of Business and which did not impair the Company s ability to meet the Net Working Capital Ratio Threshold;

(ii)  neither the Company nor the Subsidiary has (a) sold, leased, licensed, transferred or assigned any of the Assets, tangible or intangible, in excess of $10,000 in the aggregate, other than for fair consideration in the Ordinary Course of Business and the Company has not written up the value of any of the Assets, or (b) sold, leased, licensed, transferred, assigned or disposed of any of the Assets material to the conduct of the Business.

(iii)  neither the Company nor the Subsidiary has entered into any written contract, lease, sublease or license involving more than $25,000, other than customer contracts and subcontractor contracts related thereto entered into in the Ordinary Course of Business;

(iv)  to the Seller s knowledge, no party (including, without limitation, the Company and the Subsidiary) has accelerated, terminated, modified or canceled any contract, agreement, lease, sublease or license (or series of related contracts, agreements, leases, subleases and licenses) involving more than $25,000 to which the Company or the Subsidiary is a party or by which it is bound, and, to the Seller s knowledge, no party (including, without limitation, the Company and the Subsidiary) has threatened, or notified the Seller, the Company or the Subsidiary, of its intent to do any of the foregoing;

(v)  neither the Company nor the Subsidiary has imposed any written mortgage or pledge of, or permitted or allowed the subjection of any lien, charge, security interest or Encumbrance of any kind on any of its Assets, tangible or intangible;

(vi)  neither the Company nor the Subsidiary has made or committed to make any capital expenditure (or series of related capital expenditures) involving more than $25,000;

(vii)  neither the Company nor the Subsidiary has created, incurred, assumed or guaranteed any indebtedness (including capitalized lease obligations);

(viii)  neither the Company nor the Subsidiary has canceled, amended, delayed or postponed (beyond its normal practice) the payment of accounts payable and other Liabilities;

(ix)  neither the Company nor the Subsidiary has canceled, compromised, waived or released any right or claim (or series of related rights and claims) involving more than $10,000 in the aggregate;

(x)  neither the Company nor the Subsidiary has become a defendant in any legal action or proceeding, exclusive of workman s compensation claims, where the amount involved or the potential loss is claimed to be more than $10,000;

(xi)  there has been no change made or authorized in the charter, by-laws or other organizational documents of the Company or the Subsidiary and there has been no change in any method of accounting or accounting practice of the Company or the Subsidiary;

(xii)  neither the Company nor the Subsidiary has issued, sold or otherwise disposed of, or authorized for issuance or sale, its capital stock or other equity securities, or granted or authorized for issuance or sale any options, warrants or other rights to purchase or obtain (including upon conversion or exercise) any of its capital stock;

(xiii)  neither the Company nor the Subsidiary has declared, set aside or paid any dividend or distribution with respect to its capital stock or redeemed, purchased or otherwise acquired any of their capital stock;

(xiv)  neither the Company nor the Subsidiary has experienced any damage, destruction or loss (whether or not covered by insurance) which has had or could have a Material Adverse Effect;

(xv)  neither the Company nor the Subsidiary has made any new loan to, or entered into any other transaction with, any of their directors, officers and employees giving rise to any claim or right on their part against the Person or on the part of the Person against them, other than in the Ordinary Course of Business;

(xvi)  neither the Company nor the Subsidiary has granted any increase in the compensation, fringe benefits, or other compensation of, or paid any bonus or special payment of any kind (including increases under any bonus, pension, profit-sharing or other plan or commitment) to any of their employees, officers or directors, or Related Parties;

(xvii)  neither the Company nor the Subsidiary has adopted any (A) bonus, (B) profit-sharing, (C) incentive compensation, (D) pension, (E) retirement, (F) medical, hospitalization, life or other insurance, (G) severance, (H) other plan, contract or commitment for any of its directors, officers or employees, or modified or terminated any existing such plan, contract or commitment;

(xviii)  neither the Company nor the Subsidiary has made any charitable or other capital contribution;

(xix)  there has not been any other occurrence, commitment, event, incident, action, failure to act or transaction outside the Ordinary Course of Business involving the Company or the Subsidiary which has or will have a Material Adverse Effect;

(xx)  neither the Company nor the Subsidiary has received notice of any material adverse change in their relationships with any financial institution, customer or supplier with which they currently do Business, nor is the Company or the Seller aware of any circumstance that could reasonably lead to such a change; and

(xxi)  neither the Company nor the Subsidiary has agreed, whether in writing or otherwise, to take any of the foregoing actions.

(m)  Litigation. Except as set forth on Schedule 4.1(m), there are no actions, suits, investigations, arbitrations claims or proceedings ( Litigation ) pending or, to the Seller s Knowledge, threatened before any Governmental Entity (a) against (whether as plaintiff, defendant or otherwise) or affecting the Company or the Subsidiary or their directors, officers or shareholders in their capacities as such (b) against the Seller relating to the Shares or the transactions contemplated by this Agreement, and to the knowledge of the Seller there exist no facts or circumstances creating any reasonable basis for the institution of any such action, suit, investigation, claim or proceeding. Schedule 4.1(m) sets forth a complete and accurate list, description and outcome of any Litigation against (whether as plaintiff, defendant or otherwise) or affecting the Company or the Subsidiary during the last five (5) years. There is no Litigation pending or, to the Seller s Knowledge, threatened against the Company or the Subsidiary that materially and adversely affects any of the Company, the Subsidiary, the Assets or the Business or the transactions contemplated by this Agreement and none of the items described in Schedule 4.1(m), individually or in the aggregate, if pursued and/or resulting in a judgment against any of the Company or the Subsidiary would have a Material Adverse Effect on the Assets or the Business. Except as set forth on Schedule 4.1(m), there are no outstanding judgments, decrees, orders or injunctions issued against the Company or the Subsidiary.

(n)  Licenses and Permits: Compliance With Law. Each of the Company and the Subsidiary possess all material licenses, certificates, permits and franchises required to be obtained from federal, foreign, state, county, municipal or other public authorities in the operation of the Business, and each of the Company and the Subsidiary is presently conducting the Business so as to comply with all Applicable Law and in all material respects with all such material licenses, certificates, permits and franchises. Neither the Company nor the Subsidiary is in receipt of written notice from any Governmental Entity alleging the violation of any Applicable Law and to the Knowledge of the Seller no investigation, inspection, audit, or other proceeding by any Governmental Entity involving an allegation of violation of any Applicable Law is threatened or contemplated.

(o)  Real Property Leases.

(i)  Leases. Schedule 4.1(o) attached hereto, lists all leases (each a Lease, and collectively the Leases ) entered into by the Company or the Subsidiary pursuant to which any real property is occupied or used by the Company or the Subsidiary with respect to the Business (the Leased Property ). The Seller has delivered to the Purchaser correct and complete copies of the Leases (including all amendments thereto) listed in Schedule 4.1(o). Except as set forth in Schedule 4.1(o) hereto, with respect to each Lease listed in Schedule 4.1(o): (i) the Leases are legal, valid, binding, enforceable and in full force and effect; (ii) the Leases will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing, and (iii) there are no disputes, claims, controversies, oral agreements or forbearance programs in effect as to the Leases; there are no other agreements that concern the right, title or interest in and to the Leases or grant to any other Person the right to occupy the Premises used in the Business. All rent and other sums and charges payable under the Leases are current, no notice of default or termination under the Leases are outstanding, no termination event or condition or uncured default on the part of the Company or the Subsidiary or on the part of the landlord thereunder exists under the Leases, and no event has occurred and no condition exists which, with the giving of notice or the lapse of time or both, would constitute such a default or termination event or condition. There are no subleases, licenses or other agreements granting to any person other than the Company any right to the possession, use, occupancy or enjoyment of the premises demised by the Leases. All of the premises demised under the Leases are used in the conduct of the Business. To the Seller s Knowledge, no landlord under the Leases have any plans to make any material alterations to any of the Leased Property, the construction of which would interfere with the use of any portion of the Leased Property. To the Seller s Knowledge, no landlord under the Leases have any plans to make any material alterations to any of the buildings in which Leased Property is located, the costs of which alterations would be borne in any part by a tenant under such Leases.

(ii)  Leasehold Improvements. All improvements located on the Leased Property are in a state of good maintenance and repair and in a condition adequate and suitable for the effective conduct therein of the Business conducted and proposed to be conducted by the Company or the Subsidiary. To the Seller s knowledge, the heating, ventilation, air conditioning, plumbing and electrical systems at the Leased Properties are in and will be at Closing in good working order and repair to the extent that it is Tenant s obligation. To the knowledge of Seller, the heating, ventilation, air conditioning, plumbing and electrical systems at the Leased Properties are in and will be at Closing in good working order and repair to the extent that it is the landlord s obligation, or the Seller will have advised the landlord in writing, with a copy delivered to the Purchaser, of any defect and requested correction of same. The Company has not experienced any material interruption in such services provided to the Leased Property within the last year.

(p)  Real Property Ownership. Neither the Company nor the Subsidiary owns any real property.

(q)  Intellectual Property.

(i)  Schedule 4.1(q) sets forth a complete and accurate list of all United States, international and state (i) Patents and Patent applications, (ii) Trademark registrations and applications and all material unregistered Trademarks, (iii) Internet domain names, and (iv) Copyright registrations and applications and Software (excluding commercially available off the shelf Software), owned by the Company and/or the Subsidiary or any other person listed on Schedule 4.1(q) or used in the Business indicating for each, the applicable jurisdiction, registration number (or application number), date issued (or date filed) and descriptions of such property, together with all licenses related to the foregoing, whether the Company or the Subsidiary is the licensee or licensor thereunder.

(ii)  The Company and/or the Subsidiary, directly or indirectly, owns or presently has the valid right to use pursuant to license agreements (the License Agreements ), or otherwise, all Intellectual Property currently used in connection with the Business as (such Intellectual Property, together with the License Agreements the Company Intellectual Property ).

(iii)  The Intellectual Property set forth on Schedule 4.1(q) is solely and exclusively owned by the Company and/or the Subsidiary free and clear of all Encumbrances, and as for all registered Intellectual Property, the Company or the Subsidiary is listed in the records of the appropriate United States, state or foreign agency as the sole owner of record for each registration and application for any Patent, Trademark, Internet domain name and Copyright. All of the Intellectual Property registrations and applications and common law trademarks set forth on Schedule 4.1(q), and the trademark rights underlying any trademark registrations, applications and common law marks set forth on Schedule 4.1(q), are valid and subsisting, in full force and effect, and have not been cancelled, expired, or abandoned. Neither the Seller nor the Company has received any written, or oral notification of any pending or threatened opposition, interference or cancellation proceeding before any court or registration authority in any jurisdiction against the items set forth on Schedule 4.1(q) or other Company Intellectual Property, directly or indirectly, owned by any of the Company or against any Company Intellectual Property not owned by the Company or the Subsidiary.

(iv)  There are no settlements, injunctions, forbearances to sue, consents, judgments, or orders or similar obligations to which the Company or the Subsidiary is a party or, to the Knowledge of the Seller, is otherwise bound, which (i) restrict any of the Company or the Subsidiary s rights, as the case may be to use any Company Intellectual Property, (ii) restrict the Subsidiary Business in order to accommodate a third party s Intellectual Property rights or (iii) permit third parties to use any Intellectual Property which would otherwise infringe any Company Intellectual Property. Neither of the Company or the Subsidiary has licensed or sublicensed its rights in any Company Intellectual Property other than pursuant to the License Agreements set forth on Schedule 4.1(q) and no royalties, honoraria or other fees are payable by the Company for the use of or right to use any Company Intellectual Property in connection with the Business, except pursuant to the License Agreements set forth on Schedule 4.1(q).

(v)  The License Agreements, permits and other agreements under which either the Company or the Subsidiary has rights to the Company Intellectual Property are valid and binding obligations of the Company and all other parties thereto, enforceable in accordance with their terms, and the Seller does not have Knowledge of any event or condition not listed on Schedule 4.1(q) which will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both), a default by the Company or the Subsidiary, under any such License Agreement or other agreement.

(vi)  Neither the Seller nor the Company has received written or oral notification that the conduct of the Business infringes any Intellectual Property rights owned or controlled by any third party (either directly or indirectly such as through contributory infringement or inducement to infringe) or is defamatory or violative in any way of any publicity, privacy, or other rights. Neither the Seller nor the Company has received any written or oral notification of any pending or threatened claims or suits (i) alleging that any of the Company s or the Subsidiary s activities or the conduct of the Business infringes upon or constitutes the unauthorized use of the Intellectual Property rights of any third party, nor alleging libel, slander, defamation, or other violation of a personal right, or (ii) challenging the ownership, use, validity or enforceability of any Company Intellectual Property.

(vii)  Except as set forth on Schedule 4.1(q), to the Knowledge of the Seller and the Company, no third party is misappropriating, infringing, or otherwise violating any Company Intellectual Property, and no such claims are pending against a third party by the Company or the Subsidiary.

(viii)  The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company s or the Subsidiary s right to own or use any of the Company Intellectual Property nor require the consent of any Governmental Authority or third party in respect of any such Company Intellectual Property.

(ix)  Neither the Company nor the Subsidiary is currently licensing to a third party, and has not assigned its rights to any Company Intellectual Property anywhere in the world.

(x)  The Company and the Subsidiary own or have the right to use all Software used in the Business. No unlicensed copies of any Software that is available in consumer retail stores or otherwise commercially available and subject to "shrink-wrap" or "click-through" license agreements are installed on any of the Company s or the Subsidiary s computers or computer systems

(r)  Contracts.

(i)  Schedule 4.1(r)(i) sets forth a list of the following contracts, agreements, binding bids, binding proposals, or binding quotations (whether written or oral) to which the Company or the Subsidiary is a party or signatory or pursuant to which the Company or the Subsidiary has third party rights (except with respect to the Leases, which are set forth on Schedule 4.1(o), which is hereby incorporated by reference into Schedule 4.1(r)(i) and made a part thereof): (A) contract or series of contracts resulting in a commitment or potential commitment for expenditure or other obligation or potential obligation, or which provides for the receipt or potential receipt, involving in excess of Ten Thousand Dollars ($10,000) in any instance, or series of related contracts that in the aggregate give rise to rights or obligations exceeding such amount; (B) indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment for the borrowing or lending of money or Encumbrance of Assets involving more than Ten Thousand Dollars ($10,000) in each instance; (C) agreement which restricts the Company or the Subsidiary from engaging in any line of business or from competing with any other Person; and (D) any partnership, shareholder, joint venture, or similar agreement or arrangement to which either the Company or the Subsidiary is a party (collectively, and together with the Leases and all other agreements required to be disclosed on any schedule to this Agreement, the Material Agreements ). The Seller has previously made available to the Purchaser true, complete and correct copies of all written Material Agreements. The Company is not a party to any oral agreement (other than oral agreements with clients and customers) that is not terminable by the Company upon thirty days notice without obligation by the Company to the other party.

(ii)  Except as set forth on Schedule 4.1(r)(ii), each of the Material Agreements is in full force and effect and are the valid and legally binding obligations of the Company or the Subsidiary which is party to such Material Agreement and, to the Knowledge of the Company and the Seller, the other parties thereto, enforceable in accordance with their respective terms, subject only to bankruptcy, insolvency or similar laws affecting the rights of creditors generally and to general equitable principles.

(iii)  Neither the Seller, the Company, nor the Subsidiary has received written or oral notice of default by the Company or the Subsidiary under any of the Material Agreements, including any written or oral contract or agreement relating to borrowed money to which the Company is a party or by or to which it or its Assets are bound or subject, and no event has occurred which, with the passage of time or the giving of notice or both, would constitute a material default by the Company or the Subsidiary thereunder. Neither the Company, the Subsidiary nor, to the Knowledge of the Seller and the Company, any of the other parties to any of the Material Agreements is in material default thereunder, nor, to the Knowledge of the Seller and the Company, has an event occurred which, with the passage of time or the giving of notice or both would constitute a material default by such other party thereunder. Neither the Seller, the Company, nor the Subsidiary has received written or oral notice of the pending or threatened cancellation, revocation or termination of any of the Material Agreements, including, without limitation, any written or oral agreements relating to borrowed money to which the Company or the Subsidiary is a party or by or to which it or its assets are bound or subject, nor are any of them aware of any facts or circumstances which are reasonably likely to lead to any such cancellation, revocation or termination.

(s)  Labor Matters.

(i)  Neither the Company nor the Subsidiary is a party to or bound by any collective bargaining or similar agreement with any labor organization or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or the Subsidiary.

(ii)  No labor union has been certified by the National Labor Relations Board as bargaining agent for any of the employees of the Company or the Subsidiary; no notice has been received from any labor union stating that it has been designated as the bargaining agent for any of said employees; and no petition has been filed by any labor union requesting an election to determine whether or not it is the exclusive bargaining agent for any of said employees.

(iii)  None of the employees of the Company or the Subsidiary is represented by any labor organization and, to the Knowledge of the Seller, there has been no union organizing activities among the employees of the Company or the Subsidiary within the past five years, nor does any question concerning representation exist concerning such employees.

(iv)  Except as set forth on Schedule 4.1(s) attached hereto, within the last three (3) years, neither the Company nor the Subsidiary has been the subject of any union activity or labor dispute, nor has there been any strike, dispute, worker slowdown, stoppage or lockout of any kind or similar labor activity called, or threatened to be called, against the Company or the Subsidiary; and, except as set forth on Schedule 4.1(s), neither the Company nor the Subsidiary has violated in any material respects any applicable federal or state law or regulation relating to labor or labor practices with regard to the Business, including, without limitation, all laws relating to labor relations, equal employment opportunities, fair employment practices, prohibited discrimination and similar employment activities, and neither the Company nor the Subsidiary is a party to any collective bargaining agreement affecting the Business.

(v)  There are no unfair labor practices, representation or other proceedings claimed, pending or threatened before any Governmental Entity and neither the Seller nor the Company knows of any facts or circumstances which might give rise to such unfair labor practice, representation or other proceeding.

(t)  Pension and Benefit Plans.

(i)  Schedule 4.1(t) attached hereto lists all Employee Benefit Plans that the Company and the Subsidiary maintain, or at any time since January 1, 1999 have maintained, or to which the Company or the Subsidiary contributes, or at any time since January 1, 1999 have had any obligation to contribute for the benefit of any current or former employee of the Company or the Subsidiary. The representations and warranties set forth in the following subsections A, B, C, D, E and F are with reference to such Employee Benefit Plans:

(A)  Each Employee Benefit Plan (and each related trust or insurance contract) complies, in form and in operation in all material respects, and has been maintained in material compliance with the applicable requirements of ERISA and the Code and all other applicable law including, but not by way of limitation, the requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the Code (together with any regulations and proposed regulations promulgated thereunder) and there has been no notice issued by any governmental authority questioning or challenging such compliance. All Employee Benefit Plans are in compliance with Code Section 412, to the extent that it is applicable. None of the Company have or have been party to a defined benefit employee pension plan under or subject to ERISA.

(B)  All required reports, disclosures and descriptions (including Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) have been filed or distributed appropriately with respect to each Employee Benefit Plan through plan years ending December 31, 2003. All required reports, disclosures and descriptions (including Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) through Plan year ended January 31, 2003 have been or will be prepared and have been or will be filed or distributed appropriately with respect to each Employee Benefit Plan.

(C)  All contributions (including all employer contributions and employee salary reduction contributions) which are due, have been paid to each Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date which are not yet due through Plan year ended December 31, 2004 have been paid to each Employee Pension Benefit Plan or properly accrued prior to the Closing Date in accordance with the terms of the plan and past custom and practice of the Company. All premiums or other payments for all periods ending on or before the Closing Date have been paid or properly accrued with respect to each Employee Welfare Benefit Plan. All tax filings required to be made prior to the date of Closing with respect to each Employee Benefit Plan have been made, including but not limited to IRS Forms 990-T and 5330, and any taxes due in connection with such filings have been paid.

(D)  Each Employee Pension Benefit Plan meets the requirements of a qualified plan under Section 401(a) of the Code and a request has been made for a favorable determination letter from the Internal Revenue Service for GUST. No event has occurred and no condition exists which could result in the revocation of such letter.

(E)  There have been no Prohibited Transactions with respect to any Employee Benefit Plan. Neither the Seller nor, to the Seller s Knowledge, any other Fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan. No charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand against or involving any Employee Benefit Plan or with respect to the administration or the investment of the assets of any Employee Benefit Plan (other than routine claims for benefits) is pending or threatened. The Seller does not have any Knowledge of any basis for any such charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand.

(F)  With respect to each Employee Benefit Plan, the Seller has furnished to the Purchaser correct and complete copies of (1) the plan documents and summary plan descriptions, (2) the most recent determination letter received from the Internal Revenue Service, (3) the most recent Form 5500 Annual Report, together with all schedules, as required, filed with the Internal Revenue Service or the Department of Labor, as applicable, and (4) all related trust agreements, insurance contracts and other funding agreements which implement each Employee Benefit Plan.

(ii)  Neither the Company nor the Subsidiary maintains, contributes to or has any liability with respect to, and has never maintained, contributed nor been required to contribute to any Multiemployer Plan. Neither the Company nor the Subsidiary has incurred, and the Seller does not have Knowledge that the Company or the Subsidiary will incur, any Liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal Liability) or under the Code with respect to any Employee Pension Benefit Plan that the Company or the Subsidiary maintain or at any time maintained or to which the Company or the Subsidiary contribute or at any time contributed or at any time been required to contribute unless in each instance such Liability has been reflected or accrued on the Financial Statements.

(iii)  Neither the Company nor the Subsidiary maintains, maintained, contributes, contributed or been required to contribute to any Employee Welfare Benefit Plan providing health, accident or life insurance benefits to former employees, their spouses or their dependents other than in accordance with Section 4980B of the Code.

(u)  Insurance. Schedule 4.1(u) attached hereto sets forth the following information with respect to each insurance policy (including but not limited to policies providing property, casualty, liability and workers compensation coverage and bond and surety arrangements) to which the Company or the Subsidiary has been a party, a named insured or otherwise the beneficiary of coverage at any time within the past three (3) years (the Insurance Policies ):

(i)  the name, address and telephone number of the agent;

(ii)  the name of the insurer, the name of the policyholder and the name of each covered insured;

(iii)  the policy number and the period of coverage;

(iv)  the scope (including an indication of whether the coverage was on a claims made, occurrence or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

(v)  a description of any retroactive premium adjustments or other loss sharing arrangements.

The Company has previously provided the Purchaser with true and complete copies of all of the Insurance Policies, as amended. The Insurance Policies that are in effect are designated as such on Schedule 4.1(u) (the Current Policies ). The Insurance Policies provide adequate and customary coverage for the Business and are sufficient for compliance by the Company and the Subsidiary with all requirements of Applicable Law and all material agreements to which the Company or the Subsidiary is a party or by which any of the Assets are bound. All of the Current Policies are in full force and effect and are valid and enforceable in accordance with their terms, and the Company and the Subsidiary have complied with all terms and conditions of such policies, including premium payments, except where such non-compliance would not provide grounds for termination or a reduction in or declination of coverage by the insurance company. None of the insurance carriers has indicated to the Company or the Seller an intention to cancel, or alter the coverage under, any of the Current Policies. Neither the Company nor the Subsidiary has any claim pending against any of the insurance carriers under any of the Insurance Policies and there has been no actual or alleged occurrence of any kind which may give rise to any such claim and has not made any claims under any policy at any time since January 1, 1999. All applications for the Insurance Policies are accurate in all material respects. None of such Insurance Policies or arrangements provides for any retrospective premium adjustment, experienced-based liability or loss sharing arrangement affecting the Company or the Subsidiary. A true and complete list of all outstanding claims for medical expenses in excess of $10,000 made by or with respect to any employee of the Company or the Subsidiary is set forth in Schedule 4.1(u).

(v)  Employees.

(i)  Except as disclosed in Schedule 4.1(v)(i) attached hereto, the Company has not entered into any written or oral employment agreement with any director, officer or employee of the Company, and the Company has not entered into any agreements granting severance benefits or benefits payable upon a change of control of the Company or of the Business. To the Knowledge of the Seller, no key employee or group of employees has any plans to terminate employment with the Company or the Subsidiary as a result of the transactions contemplated by this Agreement or otherwise.

(ii)  Schedule 4.1(v)(ii) contains the names, descriptive title, and annual salary rates and other compensation of all officers, directors, consultants and employees of the Company who do work for the Company.

(iii)  Schedule 4.1(v)(iii) sets forth a list of all employee policies, employee manuals or other written statements of rules or policies as to working conditions, vacation and sick leave applicable to such persons.

(w)  Customers and Suppliers.

(i)  There are no pending disputes or controversies between the Company and any major customer or supplier of the Company where the amount in controversy exceeds, or could reasonably be expected to exceed $5,000 in Losses to the Company, nor, to the Seller s knowledge, are there any facts which would impair the relationship of the Company or the Subsidiary with its major customers or suppliers. The Seller and the Company have no Knowledge that any of the Company s or the Subsidiary s major customers or suppliers has or is contemplating terminating its relationship with the Company or the Subsidiary. To the Seller s Knowledge, no major customer or supplier has experienced any type of work stoppage or other material adverse circumstances or conditions that may jeopardize or adversely affect the Company s or the Subsidiary s relationship with any major customer or supplier.

(ii)  Neither the Company nor any Person acting with authority on behalf of the Company, nor any Affiliates of the Company nor the Seller, acting alone or together, has with respect to the Business directly or indirectly in violation of Applicable Law, given or agreed to give any gift or similar benefit during the past two (2) years to any customer, supplier, trading company, shipping company, governmental employee or other Person who is or may be in a position to help or hinder the Business (or assist the Company in connection with any actual or proposed transaction) which (A) may subject any of the Company to any material damage or any material penalty in any civil, criminal or governmental litigation, proceeding or investigation, (B) if not given, may have had a Material Adverse Effect, or (C) if not continued in the future, may have a Material Adverse Effect.

(x)  Governmental Approvals and Third Party Consents. No filing or registration with, and no consent, approval, authorization, license, permit, certificate or order of any Governmental Entity or any other Person is required to be made or obtained to permit the Seller to execute, deliver or perform this Agreement or any instrument or agreement required hereby to be executed by them at the Closing.

(y)  Transactions with Related Parties. Except as disclosed in Schedule 4.1(y) attached hereto, the Company is not a party to any material transaction with any Person which is a present or former officer or director or shareholder of or partner of any of the Company, or Affiliate or family member of such officer, director, shareholder or partner (each such party being a Related Party and, collectively, the Related Parties ). There are no material commitments to and no material income reflected in the Financial Statements that has or have been derived from any person or entity which is a Related Party and, following the Closing, the Purchaser shall have no obligation of any kind or description to any such Related Party other than as set forth in accordance with this Agreement. Except as reflected in the Financial Statements, no material expense relating to the operation of the Business has been borne by any Person which is a Related Party, the Company does not have any material income reflected on the Financial Statements that is dependent upon or conditioned on the Business affiliation with any Related Party and the Company and the Seller have no reason to believe that any income source will not be available to the Company after Closing due to lack of sufficient affiliation. The Company and the Seller have no reason to believe that any material expense reflected in the Financial Statements will be affected by loss of the Business affiliation with any Related Party and has no reason to believe that any expense will increase for the Company after the Closing due to lack of such affiliation. For purposes of this subsection 4.1(y), transactions between the Company and the Subsidiary shall be disregarded.

(z)  Brokers and Intermediaries. The Company has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker s, finder s or similar fee or commission in connection therewith or upon the consummation thereof except for the firm Kaulkin, Ginsberg, to whom the Seller will pay the entire fee upon and in connection with the closing of this transaction.

(aa)  Title to Securities. At the Closing, the Seller will transfer and convey, and the Purchaser will acquire, good and marketable title to the Shares, free and clear of all Encumbrances. At the Closing, the Company will have good and marketable title to all of the issued and outstanding shares of the Subsidiary, free and clear of all Encumbrances. Upon the transfer of the Shares to Purchaser, the Company will possess ownership of the entire Business necessary to operate the Company as an on-going concern, including as such Business is presently being conducted and there will be no material assets not owned by the Company which are used to conduct the Business of the Company.

(bb)  List of Bank Accounts and Proxies. Set forth on Schedule 4.1(bb) is: (a) the name and address of each bank, trust company, savings and loan association, or other institution in which each of the Company or the Subsidiary maintains an account (cash, securities or other) or safe deposit box; (b) the name and phone number of each Company and Subsidiary contact person at such bank or institution; (c) the account number of the relevant account and a description of the type of account; (d) the name of each person authorized by each of the Company and the Subsidiary to effect transactions therewith or to have access to any safe deposit box or vault; and (e) all proxies, powers of attorney or other like instruments to act on behalf of each of the Company and the Subsidiary in matters concerning its business or affairs.

(cc)  Environmental and Safety Matters.

(i)  Each of the Company and the Subsidiary is currently in compliance with all Environmental and Safety Requirements, and neither the Company nor the Subsidiary has incurred Liabilities nor is subject to any corrective, investigatory or remedial obligations arising under Environmental and Safety Requirements which relate to the Company or the Subsidiary or any of their respective properties or facilities, except for such matters which are not reasonably likely to result in a Material Adverse Effect.

(ii)  Neither the Company nor the Subsidiary has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any hazardous substance causing either of them to incur any Liabilities for response costs, natural resource damages or attorneys fees pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ( CERCLA ), or any other Environmental and Safety Requirements, except for such actions which are not reasonably likely to give rise to a Material Adverse Effect.

(iii)  Neither the Company nor the Subsidiary has either expressly or by operation of law, assumed or undertaken any liability or corrective, investigatory or remedial obligation of any other Person relating to any Environmental and Safety Requirements, except for such actions which are not reasonably likely to give rise to a Material Adverse Effect.

(iv)  Neither the Company nor the Subsidiary has received any communication (written or oral), whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company or the Subsidiary is not in full compliance with any Environmental and Safety Requirements, and there are no circumstances that may prevent or interfere with such full compliance in the future. The Company has delivered to Purchaser prior to the execution of this Agreement all information that is in the possession of or reasonably available to the Seller, the Company or the Subsidiary regarding environmental matters pertaining to, or the environmental condition of, the Businesses of the Company and the Subsidiary or the compliance (or noncompliance) by the Company or the Subsidiary with any Environmental and Safety Requirements.

(dd)  Accounts Receivable, Notes Receivable, and Costs in Excess of Billing. All accounts, notes receivable and costs in excess of billing of each of the Company and the Subsidiary as of the date hereof have arisen in the Ordinary Course of Business, represent valid obligations to such company for sales made, services performed or other charges and are, to the knowledge of the Seller and the Company, not subject to claims or set-off, or other defenses or counter-claims except for reserves for bad debts provided on the Financial Statements. All items which are required by GAAP to be reflected as accounts and notes receivable on the Financial Statements and on the books and records of the Company are so reflected and have been recorded in accordance with GAAP.

(ee)  Investment in the Consideration Shares. The Seller is acquiring the Consideration Shares for his own account and will not sell, transfer, or otherwise dispose of any of the Consideration Shares or any interest therein, without registration under the Securities Act and applicable state blue sky laws, except in a transaction which in the opinion of counsel reasonably acceptable to Purchaser is exempt therefrom. The Seller is an accredited investor as that term is defined in rules promulgated under the Securities Act. The Seller has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risk of an investment in the Purchaser Common Stock and has obtained, in its judgment, sufficient information from Purchaser to evaluate the merits and risks of an investment in the Purchaser Common Stock. The Seller has been provided the opportunity to obtain information and documents concerning Purchaser and the Purchaser Common Stock, and has been given the opportunity to ask questions of, and receive answers from, the directors and officers of the Purchaser concerning the Purchaser and the Purchaser Common Stock and other matters pertaining to this investment. The Seller acknowledges that the offer of the Purchaser Common Stock will not be reviewed by any Governmental Entity and is being sold to the Seller in reliance upon exemption from the Securities Act. The Seller is aware of the risks inherent in an investment in the Purchaser and specifically the risks of an investment in the Purchaser Common Stock. In addition, the Seller is aware and acknowledges that there can be no assurance of the future viability or profitability of the Purchaser, nor can there be any assurance relating to the current or future price of the Purchaser Common Stock, as quoted on the OTC Bulletin Board on the NASDAQ System, or market conditions generally.

(ff)  Disclosure. No representation or warranty of the Seller contained in this Agreement, or the schedules hereto, and no closing certificate furnished by the Seller to the Purchaser at the Closing contains or will contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

(gg)  FIRPTA. The Seller is not a foreign person within the meaning of Section 1445 of the Code.

(hh)  Net Working Capital Ratio. The Company has a Net Working Capital Ratio of at least 2.35:1.00.

Section 4.2  Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller that each of the following statements is true, accurate and complete in all respects:

(a)  Organization and Standing. The Purchaser is a company duly organized, validly existing and in good standing under the laws of the State of New York, and has the full corporate power and authority to carry on its business in the places and as it is now being conducted and to own and lease its properties and assets.

(b)  Corporate Power and Authority. The Purchaser has the full corporate power and authority to execute and deliver this Agreement and the other documents, instruments, and agreements to be entered into pursuant hereto by the Purchaser, to perform hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby without the necessity of any act, approval or consent of any other Person or entity whomsoever. The execution, delivery and performance by the Purchaser of this Agreement, and each and every other agreement, document and instrument to be executed, delivered and performed in connection herewith have been, or by the Closing will be, approved by all requisite corporate action on the part of the Purchaser and constitute or will, when executed and delivered, constitute the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws from time to time in effect affecting the enforcement of creditors rights generally, and except as enforcement of remedies may be limited by general equitable principles.

(c)  Agreement Does Not Violate Other Instruments. The execution and delivery of this Agreement and the other documents, instruments, and agreements to be entered into pursuant hereto by Purchaser do not, and the consummation of the transactions contemplated hereby and thereby will not, violate any provisions of the Certificate of Incorporation, as amended, or Bylaws, as amended, of the Purchaser or constitute an occurrence of default under any provision of: any mortgage, deed of trust, conveyance to secure debt, note, loan, lien, lease, agreement, instrument, or any consent, order, judgment or decree to which it is a party or by which it is bound or its assets are affected. Purchaser is not and will not be required to obtain any material consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of the transactions contemplated hereby that has not been received prior to Closing.

(d)  Litigation. There is no suit, action, proceeding or claim pending or, to the Purchaser s Knowledge, threatened against or affecting the Purchaser or any of its affiliates that would impair the ability of the Purchaser to consummate the transactions contemplated by this Agreement or operate the Business or own the Assets after the Closing.

(e)  Approvals. Assuming the accuracy of the representations and warranties set forth in Section 4.1(ee) hereof, no filing or registration with, and no consent, approval, authorization, license, permit, certificate or order of any governmental authority is required by any applicable law or by any applicable judgment, order or decree or any applicable rule or regulation of any governmental authority, to permit the Purchaser to execute, deliver or perform this Agreement or any instrument or agreement required hereby to be executed by it at the Closing.

(f)  Brokers and Intermediaries. The Purchaser has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker s, finder s or similar fee or commission in connection therewith or upon the consummation thereof.

(g)  SEC Filings. The Purchaser has made available to the Seller through the EDGAR system, true and complete copies of the Purchaser s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the 10-K ), and all other reports filed by the Purchaser pursuant to the Securities Exchange Act of 1934, as amended (the Exchange Act ) since the filing of the 10-K and prior to the date hereof (collectively, the SEC Filings). The SEC Filings are the only filings required of the Purchaser pursuant to the Exchange Act for such period. At the time of filing thereof, the SEC Filings complied as to form in all material respects with the requirements of the Exchange Act and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(h)  Investment Intent. The Purchaser is acquiring the Shares for its own account and will not sell, transfer, or otherwise dispose of any of the Shares or any interest therein, without registration under the Securities Act and applicable state blue sky laws, except in a transaction which in the opinion of counsel reasonably acceptable to Purchaser is exempt therefrom. The Purchaser has been provided the opportunity to obtain information and documents concerning Seller and the Shares, and has been given the opportunity to ask questions of, and receive answers from, the directors and officers of the Seller concerning the Seller and the Shares and other matters pertaining to this investment; provided, however, that the acknowledgment in this sentence shall not negate any indemnification liabilities of the Seller for breaches of any of the Seller s representations and warranties under this Agreement. The Purchaser acknowledges that the offer of the Shares will not be reviewed by any Governmental Entity and is being sold to the Purchaser in reliance upon exemption from the Securities Act.

(i)  Solvency. The Purchaser is not now insolvent nor will it be rendered insolvent at closing after giving effect to the transactions contemplated hereby. As used in this section, insolvent means the inability of the Purchaser to pay its liabilities as they become due in the usual course of business.

ARTICLE V
COVENANTS

Section 5.1   Affirmative Covenants of the Seller. Except as set forth on Schedule 5.1, the Seller hereby covenants and agrees that prior to the Closing Date, unless otherwise expressly contemplated by this Agreement or consented to in writing by Purchaser, the Seller shall, and shall cause the Company and the Subsidiary, as applicable, to:

(a)	operate the Business in the Ordinary Course of Business;

(b)
use reasonable efforts to preserve substantially intact the Company s and the Subsidiary s business organization and goodwill, maintain the Company s and the Subsidiary s rights and franchises, retain the services of the Company s and the Subsidiary s respective officers and key employees and maintain the Company s and the Subsidiary s relationships with their customers and suppliers;

(c)
maintain and keep their properties and tangible Assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies in quantities consistent with their customary business practice;

(d)	use reasonable best efforts to keep in full force and effect insurance in amount and scope of coverage to that currently maintained;

(e)
use reasonable efforts to obtain (and to cooperate with the Purchaser in obtaining) any consent, authorization or approval of, or exemption by, any Person required to be obtained or made by the Seller in connection with the transactions contemplated by this Agreement;

(f)	use reasonable efforts to bring about the satisfaction of the conditions precedent to the Closing set forth in Section 3.2 of this Agreement; and

(g)
promptly advise the Purchaser orally and within three (3) business days thereafter, in writing of any change in the Business that has had or is likely to have a Material Adverse Effect upon the Company.

Section 5.2    Affirmative Covenants of the Seller Relating to Due Diligence. From the date of this Agreement and until the Closing Date, the Seller hereby covenants and agrees to cause the Company to afford the Purchaser and its Representatives, reasonable access to the properties and facilities of the Company, and cause the Company to make available to Purchaser and its Representatives, all books and records relating to the Company and to the Business. The rights of access and investigation provided for in this Section 5.2 shall be conducted during normal business hours, upon reasonable prior notice and in such manner as not to interfere unreasonably with the operation of the Business. The Seller authorizes the Purchaser to disclose to such banks, lenders, potential investors and investors, as well as the Purchaser s attorneys, accountants and other financial advisors, all financial statements and other information of the Company reasonably required by such persons to evaluate an investment in the Purchaser provided that such parties are advised of the confidential nature of such information.

Section 5.3    Negative Covenants of the Seller. Except as set forth on Schedule 5.3, the Seller hereby covenants and agrees that between the date of this Agreement and the Closing, unless otherwise expressly contemplated by this Agreement or consented to in writing by the Purchaser, the Seller shall not permit the Company to do any of the foregoing:

(a)  make any distribution of cash or other Assets other than distributions made in the Ordinary Course of Business and which do not impair the Company s ability to meet the Net Working Capital Ratio Threshold;

(b)   (i) sell, lease, license, transfer or assign any of the Assets, tangible or intangible, in excess of $10,000 in the aggregate, other than for fair consideration in the Ordinary Course of Business and not write up the value of any of the Assets, or (ii) sell, lease, license, transfer, assign or dispose of any of the Assets material to the conduct of the Business.

(c)  enter into any written contract, lease, sublease or license involving more than $25,000, other than customer contracts and subcontractor contracts related thereto entered into in the Ordinary Course of Business;

(d)  accelerate, terminate, modify or cancel any contract, agreement, lease, sublease or license (or series of related contracts, agreements, leases, subleases and licenses) involving more than $25,000 to which the Company or the Subsidiary is a party or by which it is bound;

(e)  impose any written mortgage or pledge of, or permit or allow the subjection of any lien, charge, security interest or Encumbrance of any kind on any of its Assets, tangible or intangible;

(f)  make or commit to make any capital expenditure (or series of related capital expenditures) involving more than $25,000;

(g)  create, incur, assume or guarantee any indebtedness (including capitalized lease obligations);

(h)  cancel, amend, delay or postpone (beyond its normal practice) the payment of accounts payable and other Liabilities;

(i)  cancel, compromise, waive or release any right or claim (or series of related rights and claims) involving more than $10,000 in the aggregate;

(j)  make or authorize any change in the charter, by-laws or other organizational documents of the Company or the Subsidiary make any change in any method of accounting or accounting practice of the Company or the Subsidiary;

(k)  issue, sell or otherwise dispose of, or authorize for issuance or sale, its capital stock or other equity securities, or granted or authorized for issuance or sale any options, warrants or other rights to purchase or obtain (including upon conversion or exercise) any of its capital stock;

(l)  declare, set aside or pay any dividend or distribution with respect to its capital stock or redeem, purchase or otherwise acquire any of their capital stock;

(m)  make any new loan to, or enter into any other transaction with, any of their directors, officers and employees giving rise to any claim or right on their part against the Person or on the part of the Person against them, other than in the Ordinary Course of Business;

(n)  grant any increase in the compensation, fringe benefits, or other compensation of, or paid any bonus or special payment of any kind (including increases under any bonus, pension, profit-sharing or other plan or commitment) to any of their employees, officers or directors, or Related Parties;

(o)  adopt any (A) bonus, (B) profit-sharing, (C) incentive compensation, (D) pension, (E) retirement, (F) medical, hospitalization, life or other insurance, (G) severance, (H) other plan, contract or commitment for any of its directors, officers or employees, or modify or terminate any existing such plan, contract or commitment;

(p)  make any charitable or other capital contribution;

(q)  take any willful action for the primary purpose of causing any condition to the Closing (as set forth in Article III hereof) to be materially delayed or fail to be satisfied;

(r)  terminate or modify, or commit or cause or suffer to be committed any act that will result in material breach or violation of any term of or (with or without notice or passage of time, or both) constitute a default under or otherwise give any Person a basis for non-performance under, any indenture, mortgage, deed of trust, loan or credit agreement, lease, license or other agreement, instrument, arrangement or understanding, written or oral, other than in the Ordinary Course of Business;

(s)  apply any Assets to the direct or indirect payment, discharge, satisfaction or reduction of any amount payable directly or indirectly to or for the benefit of the Seller or any Affiliate of the Seller or any Related Party or to the prepayment of any such amounts, other than expenses payable in the Ordinary Course of Business;

(t)  do any act, or omit to do any act which would cause a violation or breach of any of the representations, warranties or covenants of the Seller or the Company set forth in this Agreement or cause any representation or warranty set forth herein, or in any certificate or other document delivered in connection herewith, to be untrue on the Closing Date;

(u)  take any action which has or could have a Material Adverse Effect;

(v)  transfer, directly or indirectly, in any way, any cash, cash equivalents, securities, or other assets to the Seller, or for the benefit of the Seller, including, but not limited to, by way of dividend, loan, repayment of indebtedness, payment of fees, or other distribution or transfer; or

(w)  agree, whether in writing or otherwise, to do any of the foregoing.

Section 5.4  Affirmative Covenants of the Purchaser. The Purchaser hereby covenants and agrees that, unless otherwise expressly contemplated by this Agreement or consented to in writing by the Seller, the Purchaser will and hereby agrees to:

(a) comply promptly with all requirements with respect to the transactions contemplated by this Agreement, and furnish information to the Seller in connection with any such requirement;

(b) use its reasonable efforts to obtain any consent, authorization or approval of, or exemption by, any Person required to be obtained or made by Purchaser in connection with the transactions contemplated by this Agreement;

(c) not take any willful action for the primary purpose of causing any condition to the Closing (as set forth in Article III hereof) to be materially delayed or to fail to be satisfied;

(d) use its reasonable efforts to bring about the satisfaction of the conditions precedent to Closing set forth in Section 3.3 of this Agreement.

Section 5.5  Preparation of Tax Return. (a) Tax Returns. Seller shall file or cause to be filed when due all Tax returns that are required to be filed by or with respect to the Company for Tax periods ending on or before the Closing Date, and shall remit or cause to be remitted any Taxes due in respect of such Tax returns. Purchaser shall not file or cause to be filed any Tax return relating to the Company for Tax periods ending on or before the Closing Date without the Seller s prior consent (which shall not be unreasonably withheld), other than Tax returns that will not be materially adverse to the Seller. Purchaser shall file or cause to be filed all Tax returns that are required to be filed by or with respect to the Company for Taxes with respect to any Tax period that begins before and ends after the Closing Date (a Straddle Period ) and shall remit or cause to be remitted the amount of Taxes shown on such Tax returns. Seller shall reimburse Purchaser for the portion of the Taxes payable for all periods of the Straddle Period occurring prior to Closing as determined pursuant to Section 5.1(e). Purchaser shall file or cause to be filed when due all other Tax returns that are required to be filed by or with respect to the Company, and shall remit or cause to be remitted any Taxes due in respect of such Tax returns. Seller or Purchaser shall reimburse the other party for any Taxes which are payable with Tax returns to be filed by the other party pursuant to this Section 5.1(a), in each case, within ten (10) days after such returns are filed.

(b) Cooperation on Tax Matters. Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax returns relating to the Company and any audit, litigation or other proceeding with respect to Taxes relating to the Company, including any Tax claim. Such cooperation shall include the retention and (upon the other party s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder or to testify at any proceeding.

(c) Tax Refunds. The amount or economic benefit of any refunds of Taxes of the Company for any taxable period ending on or before the Closing Date shall be for the account of Seller. The amount or economic benefit of any refunds of Taxes of the Company for any taxable period beginning after the Closing Date shall be for the account of Purchaser. The amount or economic benefit of any refunds of Taxes of the Company for any period beginning before and ending after the Closing Date shall be ratably apportioned between Purchaser and Seller in the manner described in Section 5.1(e). Any such amounts owing to Purchaser and Seller, as applicable, as provided in this Section 5.1(c) shall be paid by Purchaser or Seller, as applicable, within five (5) business days of the receipt of any such refunds.

(d) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement ( Transfer Taxes ) shall be shared equally by Purchaser and Seller. Purchaser will, at its own expense, file all necessary Tax returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Seller will join in the execution of any such Tax returns and other documentation.

(e) Apportionment of Straddle Periods.

In the event of any Straddle Period:

(i)
real, personal and intangible property Taxes and any other Taxes levied on a per diem basis ( Per Diem Taxes ) of the Company for any Tax period prior to Closing shall be equal to the amount of such Per Diem Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days from the beginning of the relevant Straddle Period up to the day before the Closing Date and the denominator of which is the total number of days in the Straddle Period; and

(ii)	the Taxes of the Company (other than Per Diem Taxes) for any Tax period prior to Closing shall be computed as if such Tax period ended as of the close of business on the day before the Closing Date.

Section 5.6  Notification. Each party to this Agreement shall promptly notify the other party in writing of the occurrence, or pending or threatened occurrence, of any event that would constitute a breach or violation of this Agreement by any party or that would cause any representation or warranty made by the notifying party in this Agreement to be false or misleading in any respect (including without limitation, any event or circumstance which would have been required to be disclosed on any schedule to this Agreement had such event or circumstance occurred or existed on or prior to the date of this Agreement). Any such notification shall not limit or alter any of the representations, warranties or covenants of the parties set forth in this Agreement nor any rights or remedies that a party may have with respect to a breach of any representation, warranty or covenant.

Section 5.7  Confidentiality. The parties hereto hereby agree to treat all of the information required to be disclosed or exchanged in connection with this Agreement and any other confidential information a party hereto receives from another party hereto as confidential, to not directly or indirectly use any of such information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, to keep such information confidential and within ten (10) business days after termination of this Agreement for any reason, to return to such other party all tangible embodiments (and all copies) of such information which are in its possession. The parties hereto may disclose on a confidential basis the transactions contemplated hereby and any information which such party may obtain from another party hereto to their respective Boards of Directors, senior management personnel, attorneys, accountants, financial advisors, prospective investors in the Purchaser or any Affiliates or other professionals to the extent necessary to obtain their services in connection with the transactions contemplated hereby. Neither party shall have an obligation to treat as confidential (i) information that was already in such party s or any of such party s possession prior to disclosure by the other party; (ii) information then generally known or available to the public or that later becomes publicly available other than through the receiving party; or (iii) information disclosed to the party by a third party who was not bound by an obligation of confidentiality to the other party. The obligation to maintain the confidentiality of information shall also not apply to any information disclosed or disclosures made in response to a valid subpoena or similar process or to an order of a court of competent jurisdiction, provided that the disclosing party shall have used its reasonable best efforts to notify the other party hereto to whom the confidential information belongs in time to afford such party an opportunity to contest such process or order.

Section 5.8  Covenant Not to Compete. The Seller acknowledges that in order to assure the Purchaser that the Purchaser will retain the value of the Company as a going concern, the Seller, on the terms set forth in this Section 5.8, agrees not to utilize its special knowledge of the Business of the Company and its relationships with customers, prospective customers, suppliers and others or otherwise to compete with the Business subject to the terms hereafter set forth. Accordingly, subject to the Closing of the transactions contemplated by this Agreement, the Seller covenants and agrees as follows:

(a)  During the five (5) year period that begins on the Closing Date, the Seller shall not, whether for their own account or for the account of any other party other than the Company or Purchaser or its Affiliates, directly or indirectly engage or have any financial interest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, be employed by, associated with or in any manner connected with, lend their name to or any similar name to, lend their credit to or render services or advice to, any organization or activity which in any manner competes with (A) the Company with respect to the Business or (B) the Purchaser or its Affiliates with respect to the Purchaser s Business. For purposes of this Section 5.8, the term "compete" shall mean with respect to the Company or the Purchaser and its Affiliates: (i) with respect to or in connection with conducting any Business or the Purchaser s Business, calling on, soliciting, taking away, or accepting as a client or customer or attempting to call on, solicit, take away or accept as a client or customer, any individual, person, partnership, company, association or other entity or enterprise that is or was a client or customer of the Company or, to the Seller s Knowledge, the Purchaser or its Affiliates on or within two (2) years of the Closing Date; (ii) with respect to any business reason other than in connection with the Business or the Purchaser s Business, calling on, soliciting, taking away, or accepting as a client or customer or attempting to call on, solicit, take away or accept as a client or customer, any individual, person, partnership, company, association or other entity or enterprise that is or was a client or customer of the Company or, to the Seller s Knowledge, the Purchaser or its Affiliates on or within two (2) years of the Closing Date without the prior written consent of the CEO of the Purchaser in each instance, which consent will not be unreasonably delayed or withheld; (iii) soliciting, taking away or attempting to solicit or take away, employ or otherwise engage as an employee, independent contractor or otherwise, any person who is or was an employee of the Company or the Purchaser or its Affiliates on or within one (1) year of the Closing Date, on behalf of any individual, person, partnership, company, association or other entity or enterprise conducting Business or the Purchaser s Business; (iv) inducing or attempting to induce any employee of the Company or the Purchaser and its Affiliates to terminate employment with the Company or the Purchaser and its Affiliates, as the case may be; (v) entering into or attempting to enter into any business similar to or competing in any way with the Business or the Purchaser s Business. Notwithstanding the foregoing sentence, if the Purchaser has failed to make payment of any amount under Sections 2.3, 2.4, 2.5 or 2.8 required to be made pursuant to the terms of this Agreement within sixty (60) days after the applicable Date of Determination or under Section 6(d)(II) of the Seller Employment Agreement with the Company, then the restrictions contained in clause (v) of the prior sentence shall terminate and have no further force or effect, and the restrictions contained in clauses (i) and (ii) of the prior sentence shall be suspended until such payment in full is made by the Purchaser to the Seller, at which time such restrictions shall resume and shall continue to be in full force and effect; provided, however, that the Seller will be entitled to continue servicing all customers who have expressly engaged the Seller in writing to provide business services prior to the resumption of the restrictions contained in clauses (i) and (ii) of the prior sentence, provided, further, that, if such required payment is not made in full within one hundred and fifty (150) days after the Date of Determination, the restrictions contained in clauses (i) and (ii) shall terminate and have no further force or effect. For purposes of this Section 5.8(a), the words "directly or indirectly" as they modify the word "compete" shall mean (i) acting as an agent, representative, consultant, officer, director, manager, independent contractor or employee of any individual, person, partnership, Company, association, limited liability Company, limited liability partnership or other entity or enterprise which competes with the Company, the Business or the Purchaser s Business, (ii) participating in any such competing entity or enterprise as an owner, member, partner, limited partner, joint venturer, creditor or stockholder (except as a stockholder holding less than a three percent (3%) interest in a Company whose shares are traded on a regional or national securities exchange or have been registered under Section 12(g) of the Securities and Exchange Act of 1934, as amended); and (iii) communicating to any such competing entity or enterprise the names or addresses or any other information concerning any past, present or identified prospective client or customer.

(b)  During the five (5) year period that begins on the Closing Date, the Seller shall not interfere with any of the Company s, the Purchaser s or the Purchaser s Affiliates relationships with any party, including any party who, during the one year period ending on the Closing Date, was an employee, contractor, supplier or customer of any of the Company, the Purchaser, or the Purchaser s Affiliates . The Seller shall not make public statements which may negatively impact any of the Company, the Purchaser or Purchaser s Affiliates, or any of its Seller, directors, officers, employees or agents with respect to the customers, suppliers, products, personnel or business of Purchaser, Purchaser s Affiliates, and any of the Company, and Purchaser and its Affiliates shall not make public statements which negatively impact Seller, except to the extent such statements by the Seller, the Purchaser or Purchaser s Affiliates are (i) required by the federal securities laws or any other laws applicable to the Purchaser or its Affiliates, (ii) made in a manner consistent with an individual s fiduciary duties, or (iii) in connection with any arbitration, mediation, administrative action, or litigation (including, without limitation pleadings, depositions, discovery requests and testimony) relating to this Agreement or any other Agreement between the parties. For purposes of this Section 5.8(b), interfere shall mean intentional or grossly negligent acts or conduct that is reasonably likely to hamper, hinder or disturb the relationships between the Company, the Purchaser or Purchaser s Affiliates and any applicable party; provided, however, that the term interfere shall not include any act of solicitation under Section 5.8(a)(i), (ii) or (v) hereof that was permissible in accordance with the terms of Section 5.8(a) at the time that such act was committed.

(c)  The Seller shall not at any time, directly or indirectly, use or purport to authorize any Person to use any name, mark, copyright, logo, a trade dress or other identifying words or images which are the same as or similar to those used currently or in the past by Purchaser or the Company, in connection with any product or service, whether or not such use would be in a business competitive with that of Purchaser or the Company.

(d)  Notwithstanding the restrictions contained in this Section 5.4, the parties acknowledge and agree that so long as the Seller is not employed by the Company, the Seller s solicitation of a current or former customer or client of the Company, Purchaser or their respective Affiliates (a Restricted Customer ) will not, in and of itself, result in a breach of Section 5.8 of this Agreement provided that the following conditions are met:

(i) the Seller does not solicit any person at the Restricted Customer with whom the Seller had contact prior to the termination of his employment (a Restricted Contact ) with the Company nor any other person within such Restricted Contact s department at the Restricted Customer;

(ii) the Seller s solicitation of the Restricted Customer pertains to a product or service that is not competitive with either the Company s Business or the Purchaser s Business;

(iii) the Seller s solicitation of a Restricted Customer is not, at the time of the commencement of such solicitation, reasonably likely to negatively impact the Company s relationship with such Restricted Customer, including its business with such Restricted Customer; and

(iv) the Seller is otherwise in compliance with each of the covenants and agreements set forth in this Section 5.4.

(e)  The Seller hereby acknowledges that a breach of the provisions of Sections 5.8(a)-(d) cannot reasonably or adequately be compensated in damages in an action at law; and that a breach of any of the provisions contained in Sections 5.4(a)-(d) will cause the Company irreparable injury and damage. By reason thereof, the Seller hereby agrees that the Company shall be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to preliminary, temporary and permanent injunctive and other equitable relief to prevent or curtail any actual breach of Sections 5.8(a)-(d) by the Seller; provided, however, that no specification in this Agreement of a specific legal or equitable remedy shall be construed as a waiver or prohibition against the pursuing of other legal or equitable remedies in the event of such a breach. The Seller acknowledge that (a) the business of the Company is national and international in scope and its products are marketed throughout the United States and in other countries, territories and possessions; (b) the Company compete with other businesses that are or could be located in any part of the United States and in other countries, territories and possessions; and (c) the provisions of this Section 5.4 are reasonable and necessary to protect the business of the Company and will not restrict the Seller from earning a livelihood.

Section 5.9  Further Assurances. At any time, and from time to time, whether on or after the Closing Date, each party shall execute such additional instruments, documents, certifications and other assurances and take such actions as may be reasonably requested by any other party to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

Section 5.10  Transfer of the Shares. The Company hereby waives any and all rights the Company may have under all agreements between the Company and the Seller or otherwise to object to the transfer to Purchaser of any Shares and hereby covenants not to consent to the transfer of any Shares to any Person other than Purchaser.

Section 5.11  Subsequent Actions. If at any time after the Closing the Purchaser will consider or be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable (i) to vest, perfect or confirm ownership (of record or otherwise) in Purchaser, its right, title or interest in, to or under any or all of the Shares, (ii) to vest, perfect or confirm ownership (of record or otherwise) in the Company and the Subsidiary, any of its rights, properties or assets or (iii) otherwise to carryout this Agreement, the Seller shall execute and deliver all deeds, bills of sale, instruments of conveyance, powers of attorney, assignments and assurances and take and do all such other actions and things as may be requested by Purchaser in order to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in Purchaser or the Company or the Subsidiary or otherwise to carry out this Agreement.

Section 5.12  Efforts. Between the date of this Agreement and the Closing Date, Purchaser and Seller shall each use their commercially reasonable efforts to cause the transactions in Section 3.2 to be satisfied.

Section 5.13  Release by Seller. Effective as of the Closing Date and subject to the Seller s receipt of the Initial Cash Consideration and the Closing Consideration Shares, the Seller hereby releases and forever discharges the Company and the Subsidiary and the Company s and the Subsidiary s respective individual, joint or mutual, past, present and future representatives, affiliates, principals, officers, employees, insurers, subrogors, subrogees, licensees, predecessors, members, directors, managers, stockholders, limited partners, general partners, controlling persons, subsidiaries, successors and assigns (individually a Releasee and collectively, the Releasees ) from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, foreseeable and unforeseeable, liquidated and unliquidated, insured and uninsured, both at law and in equity, which the Seller now has, has ever had or may hereafter have against the respective Releasees arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date ( Seller Claims ); provided, however, that nothing contained herein shall operate to release any obligation of the Company and the Subsidiary arising under this Agreement or the Employment Agreement, dated as of the Closing Date, between the Company and the Seller, and the transactions contemplated hereby and thereby.

Section 5.14  Acquisition Proposals: No Solicitation. In consideration of the substantial expenditure of time, effort, and expense undertaken by the Purchaser in connection with the negotiation and execution of this Agreement, the Seller agrees that unless this Agreement has been terminated pursuant to the terms hereof or by the mutual agreement of the parties, neither the Seller, nor their respective Affiliates, Representatives, employees or agents (collectively, Agents ) will, between the date hereof and the earlier of the termination of this Agreement and the Closing, directly or indirectly, (i) assist, solicit, encourage, negotiate, receive, or accept any proposal (whether solicited or unsolicited) (an Acquisition Proposal ), for, or execute any agreement relating to, a sale of all or any part of the Shares, the Company, or their respective assets or a sale of any equity or debt security of the Company or any merger, consolidation, combination, recapitalization, sale of any material assets or other transaction involving any of the Company with any other party, or (ii) provide any information regarding any of the Company to any third party for the purpose of soliciting, encouraging or negotiating an Acquisition Proposal (it being understood that nothing contained in clauses (i) or (ii) above shall restrict the Seller or any of the Agents from providing information as required by legal process). In addition, the Seller shall promptly notify the Purchaser in writing of any third party s Acquisition Proposal, or communication in connection with any potential Acquisition Proposal, to the Seller or any of the Company, together with all relevant terms and conditions thereof.

Section 5.15  Termination of Certain Liabilities. At or prior to the Closing, the Seller shall cause the Company to pay, discharge and satisfy in full the Liabilities set forth on Schedule 5.15 (the Company Pre-closing Payments ). At the Closing, the Seller shall deliver to the Purchaser evidence reasonably satisfactory to the Purchaser of the complete satisfaction or discharge of the Company Pre-closing Payments, and the release of the Company and its assets, as the case may be, from any Liabilities associated with such Company Pre-closing Payments.

ARTICLE VI
TERMINATION

Section 6.1    Termination by the Purchaser. This Agreement may be terminated by the Purchaser as follows:

(a)   upon a breach of any material representation, warranty, covenant or agreement on the part of the Seller set forth in this Agreement, or if any material representation or warranty of the Seller shall have become untrue, in either case such that the conditions set forth in Section 3.2 of this Agreement would be incapable of being satisfied by the Seller on or prior to the Closing; provided, that in any case, a willful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 6.1(a), and further provided that such breach or untrue representation or warranty, other than a breach of Section 5.14, is not cured within ten (10) days after notice thereof;

(b)   any legal proceeding is commenced or threatened by any Governmental Entity or other Person directed against the consummation of the Closing or any other transaction contemplated hereby, and Purchaser reasonably and in good faith deems it impractical or inadvisable to proceed in view of such legal proceeding or threat thereof; or

(c)    at any time after 5:00 p.m., New York time, on April 4, 2005 if the transactions contemplated by this Agreement have not closed by such time.

Section 6.2    Termination by the Seller. This Agreement may be terminated by the Seller as follows:

(a)   upon a breach of any material representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, or if any material representation or warranty of Purchaser shall have become untrue, in either case such that the conditions set forth in Section 3.3 of this Agreement would be incapable of being satisfied by Purchaser on or prior to the Closing; provided, that in any case, a willful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 6.2(a), and further provided that such breach or untrue misrepresentation or warranty is not cured within ten (10) days after notice thereof; or

(b)   at any time after 5:00 p.m., New York time, on April 4, 2005 if the transactions contemplated by this Agreement have not closed by such time.

Section 6.3    Effect of Termination. In the event of termination of this Agreement as provided in Sections 6.1 and 6.2, this Agreement (except for the provisions of Sections 8.1 (Expenses), 8.2 (Governing Law), and this Section 6.3, which shall continue indefinitely, and Section 5.14 (Acquisition Proposals; No Solicitation), which shall continue for one year from the Closing Date) shall forthwith become void and neither party shall have any further liability to the other under this Agreement; provided that nothing herein shall relieve any party from liability for fraud or willful breach of this Agreement or the transactions contemplated hereby. For the avoidance of doubt, although the Seller will have no further obligations under Section 5.14 following termination of this Agreement, Section 5.14 shall survive termination of this Agreement for purposes of the Purchaser bringing any claims relating to breaches of Section 5.14 that occurred prior to the termination of this Agreement.

Section 6.4   Notice of Termination. A party shall provide each of the other parties with at least ten (10) days notice prior to termination under Sections 6.1 and 6.2 hereof and the opportunity to cure any such deficiency or, if not capable of being cured in such ten (10) day period, then to commence cure and proceed to complete same diligently and in any event within thirty (30) days of such notice.

Section 6.5   Waiver. At any time prior to the Closing, each of the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party to be bound thereby.

ARTICLE VII
INDEMNIFICATION

Section 7.1      Survival of the Representations and Warranties. The representations and warranties of the Seller and the Purchaser set forth in this Agreement shall survive the Closing Date and remain in full force and effect only until March 31, 2007; provided, however, that the representations and warranties set forth in Sections 4.1(c), 4.1(d), 4.1(e), 4.1(f), 4.1(i), 4.1(t), and 4.1(aa) shall survive the Closing Date and remain in effect until thirty days after the expiration of the applicable statute of limitations.

Section 7.2  Effects of Investigation. The right to indemnification, payment of Purchaser Losses or for other remedies based on any representation, warranty, covenant or obligation of the Seller or the Company contained in or made pursuant to this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the date the Closing occurs, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition to the obligation of the Purchaser to consummate the transactions contemplated by this Agreement, where such condition is based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification, payment of Purchaser Losses, or other remedy based on such representation, warranty, covenant or obligation.

Section 7.3  Indemnification Generally.

(a)        By the Seller.The Seller agrees to be responsible for and shall pay and indemnify and hold harmless Purchaser and its Representatives (the Purchaser Indemnitees ) from, against and in respect of, the amount of any and all liabilities, damages, claims, deficiencies, fines, assessments, losses, Taxes, penalties, interest (collectively, Losses ), costs and expenses, including, without limitation, reasonable fees and disbursements of counsel arising from, in connection with, or incident to (i) any breach or violation of any of the covenants or agreements of the Seller contained in this Agreement or any agreement, document or other writing referred to herein and delivered pursuant hereto, other than any employment agreement contemplated hereby; (ii) any breach or violation of any representation or warranty of the Seller contained in this Agreement or any agreement, document or other writing referred to herein and delivered pursuant hereto, other than any employment agreement contemplated hereby; (iii) any and all Taxes for any unaccrued or unreported Tax liabilities with respect either of the Company or the Subsidiary for all periods prior to or including the Closing Date; (iv) (A) any Employee Benefit Plan (except to the extent that such Liability has been accrued on the Financial Statements) or (B) the Company s or the Subsidiary s failure to fully perform under and comply with the requirements of ERISA or applicable law with respect to any Employee Benefit Plan of the Company, in the case of each of (A) and (B), in respect of all periods prior to and including the Closing Date; and (vi) any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses incidental to any of the foregoing.

(b)       By the Purchaser. The Purchaser agrees to indemnify and hold harmless the Seller from, against and in respect of, the full amount of any and all Losses, costs and expenses, including, without limitation, reasonable fees and disbursements of counsel arising from, in connection with, or incident to (i) any breach or violation of any of the representations, warranties, covenants or agreements of Purchaser contained in this Agreement or any agreement, document or other writing referred to herein and delivered pursuant hereto, other than any employment agreement contemplated hereby; and (ii) any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses incidental to any of the foregoing.

(c)       Indemnity Procedure. A party or parties hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the Indemnifying Party and the other party or parties claiming indemnity is referred to as the Indemnified Party .

(i)  An Indemnified Party under this Agreement shall, with respect to claims asserted against such party by any third party, give prompt written notice (including a copy of such claim if such claim is in writing) to the Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement ( Claim Notice ), provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party, except to the extent the rights of the Indemnifying Party are materially prejudiced.

(ii)  The Indemnifying Party shall have twenty (20) days from the date of delivery of the Claim Notice to notify the Indemnified Party (A) whether the Indemnifying Party disputes liability to the Indemnified Party hereunder with respect to the third party claim, and, if so, the basis for such a dispute, and (B) if the Indemnifying Party does not dispute liability, whether or not the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend against the third party claim, provided that the Indemnified Party is hereby authorized (but not obligated) to file any motion, answer or other pleading and to take any other action which the Indemnified Party shall deem necessary or appropriate to protect the Indemnified Party's interests.

(iii)  If the Indemnifying Party elects to defend against the third party claim, it may conduct the defense of such claim through counsel of its choosing (subject to the Indemnified Party's approval of such counsel, which approval shall not be unreasonably withheld), shall be solely responsible for the expenses of such defense and shall be bound by the results of its defense or settlement of the claim. The Indemnifying Party shall not settle any such claim without prior notice to and consultation with the Indemnified Party, and no such settlement involving any equitable relief or which might have an adverse effect on the Indemnified Party may be agreed to without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld). So long as the Indemnifying Party is diligently contesting any such claim in good faith, the Indemnified Party may pay or settle such claim only at its own expense and the Indemnifying Party will not be responsible for the fees of separate legal counsel to the Indemnified Party, unless the named parties to any proceeding include both parties and representation of both parties by the same counsel would be inappropriate in the reasonable opinion of the Indemnified Party. If the Indemnifying Party does not make such election, or having made such election does not, in the reasonable opinion of the Indemnified Party proceed diligently to defend such claim, then the Indemnified Party may (after written notice to the Indemnifying Party), at the expense of the Indemnifying Party, elect to take over the defense of and proceed to handle such claim in its discretion and the Indemnifying Party shall be bound by any defense or settlement that the Indemnified Party may make in good faith with respect to such claim. In connection therewith, the Indemnifying Party will fully cooperate with the Indemnified Party should the Indemnified Party elect to take over the defense of any such claim.

(iv)  The parties agree to cooperate in defending such third party claims and the Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to any matter for which indemnification is sought hereunder; and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof.

(v)  With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earlier to occur of: (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five (5) days prior to the date that the judgment creditor has the right to execute the judgment; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; or (iii) a settlement of the claim. Notwithstanding the foregoing, provided that there is no good faith dispute as to the applicability of indemnification, the reasonable expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party if such expenses are a liability of the Indemnifying Party. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.

(vi)  With regard to claims for which indemnification may be payable hereunder which do not involve a claim being sought to be collected by a third party, the Indemnified Party shall with reasonable promptness notify the Indemnifying Party of such claim, specifying the nature of such claim and the amount or the estimated amount thereof to the extent then feasible, provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party, except to the extent the rights of the Indemnifying Party are materially prejudiced. If the Indemnifying Party either accepts such claim or does not notify the Indemnified Party within twenty days after the date of receipt of the claim notice that the Indemnifying Party disputes such claim, with a statement of the basis of such position, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder and such indemnification claim shall be paid promptly by the Indemnifying Party. If an objection is made in writing in accordance with this Section 7.3(c)(vi), the Indemnified Party shall respond in a written statement to the objection within twenty days and, for forty days thereafter, attempt in good faith to agree upon the rights of the respective parties with respect to such claim (and, if the parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties).

(vii)  The parties will make appropriate adjustments for any Tax benefits actually received and used, Tax detriments or insurance proceeds in determining the amount of any indemnification obligation under this Article VII, provided that the Indemnified Party shall be obligated to make reasonable efforts to continue pursuing any payment pursuant to the terms of any insurance policy or to assign its rights under such policy to the Indemnifying Party.

(d)   Limitations on Indemnification.

(i)  Anything in this Agreement to the contrary notwithstanding, no indemnification payment shall be made to the Purchaser Indemnitees arising from breaches of representations or warranties of the Seller under Section 7.3(a)(ii), until the Purchaser Losses, costs and expenses aggregate at least $37,500, at which time the Purchaser Indemnitees shall be indemnified dollar-for-dollar to the extent any Purchaser Losses, costs and expenses with respect to such matter exists, provided, that such limitation shall not apply to Purchaser Losses arising from breaches of representations or warranties made in the indemnification provisions set forth in Section 7.3 with respect to Sections 4.1(c), 4.1(d), 4.1(e), 4.1(f), 4.1(i), 4.1(t), 4.1(aa), 5.8, or 8.1 or with respect to a claim of fraud or willful misconduct by the Seller.

(ii) In no event will any Purchaser Indemnitee be entitled to indemnification hereunder for the amount of any Purchaser Losses for which the Purchaser has already been compensated or made whole in the form of a reduction to the Purchase Price equal to such amount.

(iii) The aggregate liability of the Seller to Purchaser Indemnitees for indemnification arising from breaches of representations or warranties of the Seller under Section 7.3(a)(ii) shall not exceed fifty percent (50%) of the sum of the Purchase Price and any One Year Deferred Consideration Amount, Two Year Deferred Consideration Amount and Three Year Deferred Consideration Amount earned by the Seller, except that (A) the Seller s aggregate liability to Purchaser Indemnitees pursuant to this Article VII for any breach of its representations or warranties pertaining to or effecting the Company s relationship with the customers set forth on Schedule 7.3(d)(iii) shall not exceed one-hundred percent (100%) of the sum of the Purchase Price and any One Year Deferred Consideration Amount, Two Year Deferred Consideration Amount and Three Year Deferred Consideration Amount earned by the Seller, and (B) there shall be no limit on the Seller s aggregate liability to Purchaser Indemnitees pursuant to this Article VI for any breach of Sections 4.1(c), 4.1(d), 4.1(e), 4.1(f), 4.1(i), 4.1(t), 4.1(aa), 5.8 or 8.1, or with respect to a claim of fraud or willful misconduct by the Seller.

(iv)  The aggregate liability of the Seller to Purchaser Indemnitees for indemnification arising from a breach of the representations of the Seller under Section 4.1(hh) shall be equal to an amount that, if added to the current assets of the Company, would result in the Net Working Capital Ratio being equal to 2.35:1.

(v) In addition, the indemnification obligations of each party under this Article VII relating to breaches of such party s representations and warranties shall terminate on the date on which the survivability of the representations and warranties expires as set forth in Section 7.1 hereof.

(e)   Right to Set-off Against Additional Consideration. Should the Seller be liable for any indemnification payments under this Article VII to the Purchaser Indemnitees, the Purchaser may in good faith, and upon notice to the Seller specifying in reasonable detail the basis therefor and subject to the limitations in Section 7.3(c), set-off and deduct such amounts from any payments or obligations (the "Right of Set-off"), it may have to the Seller for any of the One Year Deferred Consideration Amount, Two Year Deferred Consideration Amount or Three Year Deferred Consideration Amount.

Section 7.4  Obligation. Subject to the limitations set forth in Section 7.3, all representations, warranties, covenants, agreements, and liabilities of the Seller under this Agreement shall be the obligation of the Seller and are only for the benefit of Purchaser and its successors. After the Closing Date, except with respect to any employment agreement contemplated hereby, indemnification pursuant to this Article VII shall be the sole and exclusive remedy of any Purchaser or Seller Indemnitees for any breach or other violation of any of the terms and provisions of this Agreement or otherwise arising out of or in connection with the transactions contemplated by this Agreement or the operations of the Company, whether such claim may be asserted as a breach of contract, tort, or otherwise, except with respect to Purchaser Losses, costs or expenses that occur as a result of fraudulent misrepresentations or fraudulent acts of the Company or the Seller. None of the provisions of this Agreement shall give rise to any right of action by or for the Seller, and the Seller shall not have any rights against the Company if a remedy is sought or obtained against the Seller because the Company breaches any representation, warranty, covenant or agreement set forth herein.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

Section 8.1   Expenses. Except as otherwise expressly provided for in this Agreement, Purchaser will bear its expenses incurred in connection with the preparation, execution, and performance of this Agreement, and the Seller will bear its expenses and the expenses of the Company and the Subsidiary incurred prior to and after the Closing in connection with the preparation, execution, and performance of this Agreement.

Section 8.2  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements to be fully performed within such State.

Section 8.3  Notices. All notices and other communications required or permitted hereunder shall be in writing (including telecopier communication) and be delivered by personally or by overnight courier (with written receipt requested) or telecopied (with confirmed receipt), to the following addresses (or such other address as any party shall have designated from time to time by notice to the other party):

If to the Seller or the Company to:

Douglas House
6621 North 24th Street
Arlington, VA 22205

with a copy to:

Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
11921 Rockville Pike
Rockville, MD 20850
Attention:  Donald Rogers
                    Scott Museles

If to the Purchaser, to:

FIND/SVP, Inc.
625 Avenue of the Americas
New York, New York
Attention: David Walke
                   Peter Stone

with a copy to:

                Kane Kessler, P.C.
1350 Avenue of the Americas
26th Floor
New York, New York 10019
Attention: Robert L. Lawrence, Esq.

All such notices and other communications shall be effective upon written confirmation of delivery or if sent by facsimile, upon confirmed receipt of transmission.

Section 8.4  No Waiver of Remedies, etc. No failure on the part of any party to exercise, and no delay of any party in exercising, any right or remedy available hereunder or by law shall operate as a waiver thereof; nor shall any single or partial exercise of any such right or remedy by any party preclude any other or further exercise thereof or the exercise of any other right by such party. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Section 8.5  Injunctive Relief; Jurisdiction and Venue. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. The parties further agree: (a) that this Agreement shall be subject to the exclusive jurisdiction of the courts of New York County, New York, with the exceptions of the matters in Sections 2.3, 2.4, 2.5, 2.8(a) and 2.9, which are required to be resolved by the parties in the manner prescribed by Section 2.6; (b) that any breach of any term or condition of this Agreement shall be deemed to be a breach occurring in the State of New York by virtue of a failure to perform an act required to be performed in the State of New York and irrevocably and expressly agree to submit to the jurisdiction of the courts of the State of New York for the purpose of resolving any disputes among the parties relating to this Agreement or the transactions contemplated hereby; and (c) to irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, or any judgment entered by any court in respect hereof brought in New York County, New York, and further irrevocably waive any claim that any suit, action or proceeding brought in New York County, New York has been brought in an inconvenient forum.

Section 8.6  Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original of this Agreement and all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement, and delivery by telecopier of an executed counterpart of any amendment or waiver of any provision of this Agreement to be executed and delivered hereunder shall be effective as delivery of a manually executed counterpart thereof, provided, however, that in each instance an original executed counterpart shall be promptly delivered to the other parties by hand or overnight courier.

Section 8.7  Section and Other Headings. The sections and other headings contained in this Agreement are for reference purposes only and shall not define, limit or extend the meaning or interpretation of this Agreement.

Section 8.8  Entire Agreement; Incorporation by Reference. All Schedules and Exhibits attached hereto and all certificates, documents and other instruments contemplated to be delivered hereunder are hereby expressly made a part of this Agreement as fully as though set forth herein, and all references to this Agreement herein or in any of such writings shall be deemed to refer to and include all of such writings. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 8.9  Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, executors, personal representatives, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties, or their respective successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.10  Amendment or Modification. This Agreement may not be amended, supplemented or otherwise modified by the Parties in any manner, except by an instrument in writing signed by each of the Seller and an authorized officer of Purchaser.

Section 8.11  Waiver. The failure of any party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part thereof or the right of any party thereafter to enforce each and every such provision, and the single or partial exercise of any right hereunder by any party shall not preclude any other or further exercise of such right or any other right by such party or the other party.

Section 8.12  Severability. If any provision of this Agreement shall be determined by a court pursuant to Section 7.5 of this Agreement to be invalid or unenforceable in any jurisdiction, such determination shall not affect the validity or enforceability of the remaining provisions of this Agreement in such jurisdiction. If any provision of this Agreement, or the application thereof to any Person or entity or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, the unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.13  Assignment. This Agreement may not be assigned by any party without the written consent of the other party; provided, that Purchaser may assign this Agreement to a Company, partnership, or limited liability company of which Purchaser maintains majority control.

Section 8.14  Publicity. No public announcement or other publicity regarding this Agreement or the transactions contemplated hereby shall be made prior to or after the date hereof without the prior written consent of the Purchaser and the Seller as to form, content, timing and manner of distribution. Notwithstanding the foregoing, nothing in this Agreement shall preclude any party or its affiliates from making any public announcement or filing pursuant to any federal or state securities laws or stock exchange rules.

Section 8.15  Right to Update Schedules. The Seller shall have the right to supplement or amend the Schedules to Article III of this Agreement with respect to any matter arising after the date hereof or, as to any representation and warranty that is limited to the Seller s Knowledge, discovered by the Seller between the date hereof and the Closing Date; provided, that any such supplement (i) shall be delivered to the Purchaser in writing promptly after such matter occurs or becomes known, (ii) shall not be deemed a waiver by the Purchaser of any breach of a representation or warranty made on the date hereof and shall not affect the right to indemnification, payment of the Purchaser s Losses, or other remedy based on such representation or warranty, and (iii) shall not be deemed to change any condition to the obligation of the Purchaser to consummate the transactions contemplated by this Agreement.
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IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

SELLER:		/s/ Charles Douglas House Charles Douglas House

PURCHASER:	FIND/SVP, INC.

	By:	/s/ David Walke
Name: David Walke
Title: Chief Executive Officer